Exhibit 99.1

______________________________________________________________________________________________________

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD
ON MAY 9, 2014

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
and
MANAGEMENT INFORMATION CIRCULAR
 ________________________________________________________

This Notice and Management Information Circular,
along with accompanying materials, require your immediate attention.

March 20, 2014

Aeterna Zentaris

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Aeterna Zentaris Inc. (the "Corporation" or "Aeterna Zentaris") will be held at the offices of Norton Rose Fulbright Canada LLP, located at 1 Place Ville Marie, Suite 2500, Montreal, Quebec, Canada, on Friday, May 9, 2014, at 10:30 a.m. (Montreal time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2013, together with the auditors' report thereon;

2.	to elect directors;

3.	to appoint auditors and authorize the directors to determine their compensation; and

4.	to transact such other business as may properly come before the meeting.
The record date for the determination of shareholders of Aeterna Zentaris entitled to receive notice of and to vote at the meeting is March 14, 2014.
As shareholders of Aeterna Zentaris, it is very important that you read these materials carefully and vote your shares, either by proxy or in person at the meeting.
The following pages tell you more about how to exercise your right to vote your shares and provide additional information relating to the matters to be dealt with at the meeting.
By order of the Board of Directors,
Elliot Shapiro
Corporate Secretary
Montreal, Quebec, Canada, March 20, 2014

Shareholders unable to attend the meeting are requested to complete and sign the enclosed form of proxy and return it in the stamped envelope provided. To be valid, proxies must reach the office of Computershare Trust Company of Canada, Share Ownership Management, 1500 University Street, 7th Floor, Montreal, Quebec, H3A 3S8, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the close of business on the date of the meeting or any adjournment or postponement thereof. The time limit for the deposit of proxies may be waived by the Chair of the Meeting without notice.
Aeterna Zentaris Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5

Aeterna Zentaris

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

SECTION 1.    INTRODUCTION
This management information circular (the "Circular") is being furnished in connection with the solicitation of proxies by and on behalf of the management of Aeterna Zentaris Inc. (the "Corporation" or "Aeterna Zentaris") for use at the annual meeting of shareholders of the Corporation (the "Meeting") and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.
In addition to solicitation by mail, employees or agents of the Corporation may solicit proxies by telephone or by other means. The cost of any such solicitation will be borne entirely by the Corporation. The Corporation may also reimburse brokers and other persons holding the Corporation's common shares (the "Common Shares") in their names, or in the names of nominees, for their costs incurred in sending proxy materials to beneficial or non-registered owners and obtaining their proxies or voting instructions.
Information contained in this Circular is given as of March 20, 2014 unless otherwise specifically stated. The Corporation's directors and executive officers are generally paid in their home country currency. Unless otherwise indicated, all directors' and executive compensation information included in this Circular is presented in US dollars and, to the extent a director or officer has been paid in a currency other than US dollars (Canadian dollars or euros), the amounts have been converted from such person's home country currency to US dollars based on the following annual average exchange rates: for the financial year ended December 31, 2013: €1.000 = US$1.329 and CAN$1.000 = US$0.971; for the financial year ended December 31, 2012: €1.000 = US$1.286 and CAN$1.000 = US$1.001; and for the financial year ended December 31, 2011: €1.000 = US$1.392 and CAN$1.000 = US$1.011.
SECTION 2.     INFORMATION CONCERNING VOTING AT THE MEETING
2.1    Your Vote is Important
As a shareholder of the Corporation, it is very important that you read the following information on how to vote your Common Shares, either by proxy or in person at the Meeting. These securityholder materials are being sent to both registered and non-registered shareholders of the Corporation. If you are a non-registered shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials directly to registered shareholders and certain non-registered shareholders, the Corporation or its agent (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your proxy as specified in this Circular and in the form of proxy.
2.2    Voting
You can attend the Meeting or you can appoint someone else to vote for you as your proxyholder. A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the Meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. Voting by proxy means that you are giving the person named on your form of proxy the authority to vote your Common Shares for you at the Meeting and at any adjournment or postponement thereof.
You can choose from among three different ways to vote your Common Shares by proxy:

1.	by telephone;

2.	on the Internet; or

3.	by mail.
The persons who are named on the form of proxy are directors or officers of the Corporation and will vote your shares for you. You have the right to appoint someone else to be your proxyholder. If you appoint someone else, he or she must attend the Meeting to vote your Common Shares.

2.3    How to Vote — Registered Shareholders
You are a registered shareholder if your name appears on your share certificate or on the register of shareholders maintained by the Corporation's registrar and transfer agent. If you are not sure whether you are a registered shareholder, please contact Computershare Trust Company of Canada ("Computershare") by telephone toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.
By Telephone
Voting by proxy using the telephone is only available to shareholders located in Canada and the United States. Call 1-866-732-VOTE (8683) toll-free in Canada and 1-312-588-4290 toll-free in the United States from a touchtone telephone and follow the instructions provided. Your voting instructions are then conveyed by using touchtone selections over the telephone.
You will need your Control Number located on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.
If you choose the telephone, you cannot appoint any person other than the directors or officers named on your form of proxy as your proxyholder.
The cut-off time for voting by telephone is 5:00 p.m. (Eastern Time) on May 7, 2014.
On the Internet
Go to the website www.investorvote.com and follow the instructions on the screen. Your voting instructions are then conveyed electronically over the Internet.
You will need your Control Number located on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.
If you return your proxy via the Internet, you can appoint a person other than the persons named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Indicate the name of the person you are appointing by following the instructions online.
The cut-off time for voting over the Internet is 5:00 p.m. (Eastern Time) on May 7, 2014.
By Mail
Complete, date and sign your form of proxy and return it in the envelope provided to you or deliver it to one of Computershare's principal offices in Calgary, Halifax, Montreal, Toronto, Vancouver or Winnipeg for receipt before 5:00 p.m. (Eastern time) on May 7, 2014 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment or postponement thereof. A list of addresses for the principal offices of Computershare is set forth on page 30 of this Circular.
If you return your proxy by mail, you can appoint a person other than the directors or officers named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Fill in the name of the person you are appointing in the blank space provided on the form of proxy. Complete your voting instruction on the form of proxy, and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.
See the section titled "Completing the Form of Proxy" for more information.
In Person at the Meeting
You do not need to complete or return your form of proxy.
You will be required to register your attendance for the Meeting with the scrutineer at the registration desk.
2.4    How to Vote — Non-Registered Shareholders
The information set forth in this section should be reviewed carefully by non-registered shareholders of the Corporation. Shareholders who do not hold their shares in their own name should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting.

You are a non-registered shareholder (a "Beneficial Owner") if your bank, trust company, securities broker or dealer or other financial institution or intermediary ("your nominee") holds your Common Shares for you. If you are not sure whether you are a non-registered shareholder, please contact Computershare by telephone at 1-514-982-7555 or toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.
There are two kinds of Beneficial Owners: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not so object (called "NOBOs" for Non-Objecting Beneficial Owners). Issuers can request and obtain a list of their NOBOs from their nominees via their transfer agents, pursuant to National Instrument 54-101—Communication with Beneficial Owners of Securities of Reporting Issuers ("NI 54-101") and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. Aeterna Zentaris has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Corporation's transfer agent, Computershare. These voting instruction forms are to be completed and returned to Computershare in the envelope provided or by any other voting methods described on the voting instruction form itself, which contains complete instructions regarding voting procedures. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by voting instruction forms they receive.
With respect to OBOs, non-registered shareholders may vote shares that are held by their nominees in one of two manners. Applicable securities laws and regulations, including NI 54-101, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees either a request for voting instructions or a proxy form for the number of shares held by them. The nominees' voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.
Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.
The Corporation intends to pay for proximate intermediaries to send the proxy-related materials to OBOs.
By Proxy
Your nominee is required to ask for your voting instructions before the Meeting. Please contact your nominee if you did not receive a request for voting instructions in this package.
In most cases, non-registered shareholders will receive a voting instruction form which allows you to provide your voting instructions via the Internet, by telephone or by mail. You will need your Control Number found on your voting instruction form, if you choose to vote on the Internet or by telephone. Alternatively, non-registered shareholders may complete the voting instruction form and return it by mail, as directed in the voting instruction form.
In Person at the Meeting
Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholders and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of Computershare. Non-registered shareholders should not otherwise complete the form sent to them by their nominees as their votes will be taken and counted at the Meeting.
All references to "shareholders" in this Circular are to registered shareholders unless specifically stated otherwise.
2.5    Completing the Form of Proxy
You can choose to vote "FOR" or "WITHHOLD" with respect to the election of directors and the appointment of auditors and "FOR" or "AGAINST" with respect to all other matters to be voted upon. If you are a non-registered shareholder voting your Common Shares, please follow the instructions provided in the voting instruction form that you should have received together with this Circular.
When you sign the form of proxy without appointing an alternate proxyholder, you authorize Juergen Ernst or David A. Dodd, respectively the Chairman of the Board of Directors and the President and Chief Executive Officer of the Corporation, to vote your Common Shares for you at the Meeting in accordance with your instructions.

Management is not aware of any other matters that will be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the enclosed form of proxy will vote in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such matters.
You have the right to appoint someone other than the management proxy nominees to be your proxyholder. If you are appointing someone else to vote your Common Shares for you at the Meeting, fill in the name of the person voting for you in the blank space provided on the form of proxy.
If you do not specify how you want your Common Shares voted, your proxyholder will vote your shares in favour of each item scheduled to come before the Meeting, including all amendments or variations thereto, and as he or she sees fit on any other matter that may properly come before the Meeting.
A proxyholder has the same rights as the shareholder by whom it was appointed to speak at the Meeting in respect of any matter, to vote by way of ballot at the Meeting and, except where a proxyholder has conflicting instructions from more than one shareholder, to vote at the Meeting in respect of any matter by way of show of hands.
If you are an individual shareholder, you or your authorized attorney must sign the form of proxy. If you are a corporation, partnership, trust or other legal entity, an authorized officer, representative or attorney must sign the form of proxy.
2.6    Changing your Vote
In addition to revocation in any other manner permitted by law, a shareholder giving a proxy and submitting it by mail may revoke it by an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing and deposited either at the Montreal office of the Corporation's registrar and transfer agent, Computershare, located at 1500 University Street, 7th Floor, Montreal, Quebec, Canada, H3A 3S8, or at the Corporation's registered office, located at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. If the voting instructions were conveyed by telephone or over the Internet, conveying new voting instructions by any of these two means or by mail within the applicable cut-off times will revoke the prior instructions.
SECTION 3.    VOTING SHARES, QUORUM AND PRINCIPAL SHAREHOLDERS
3.1    Voting Shares and Quorum
Shareholders of record on March 14, 2014 are entitled to receive notice of and vote at the Meeting. As of March 14, 2014, there were 56,513,969 issued and outstanding Common Shares. The list of shareholders entitled to vote at the Meeting will be available for inspection on and after March 14, 2014 during usual business hours at the Montreal office of the Corporation's registrar and transfer agent, Computershare, located at 1500 University Street, 7th Floor, Montreal, Quebec, H3A 3S8, as well as at the Meeting. The holders of the Common Shares are entitled to one vote for each Common Share held by them at all meetings of shareholders.
The Corporation's By-Law One provides that a quorum is present at the Meeting if the holder(s) of 10% or more of the issued and outstanding Common Shares are present in person or represented by proxy, irrespective of the number of shareholders actually in attendance at the Meeting.
3.2    Principal Shareholders
As of March 20, 2014, to the knowledge of the officers and directors of the Corporation based on shareholders' public filings, there are no persons or entities that beneficially owned, or exercised control or direction over, directly or indirectly, 10% or more of the votes attached to the Common Shares.
SECTION 4.    PRESENTATION OF THE FINANCIAL STATEMENTS
The audited consolidated financial statements of the Corporation as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012, 2011 and the auditors' report thereon will be submitted at the Meeting.

SECTION 5.    ELECTION OF DIRECTORS
The Corporation's Articles provide that the Board of Directors (the "Board") of the Corporation shall be composed of a minimum of five and a maximum of 15 directors. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one-third (1/3) of the number of directors elected at the last annual meeting of shareholders. Management of the Corporation proposes the seven persons named in the table below (and in the form of proxy or voting instruction form enclosed together with this Circular) as candidates for election as directors. Each elected director will remain in office until termination of the next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless his or her post is vacated earlier. Each of the candidates proposed by management of the Corporation is currently a director of the Corporation. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually, and thus there is no slate vote.
On March 21, 2013, the Board adopted a majority voting policy to the effect that, in an uncontested election of directors, a nominee for election as a director who receives a greater number of votes "withheld" than votes "for" his or her nomination will be expected to offer to tender his or her resignation to the Board promptly following the meeting of shareholders at which the director is elected. The Nominating, Governance and Compensation Committee (the "Governance Committee") will consider such offer and make a recommendation to the Board as to whether to accept such resignation. The Board will make its final decision and announce it in a press release within 90 days following the meeting of shareholders. The director who offers to tender his or her resignation pursuant to this policy will not participate in any committee or Board deliberations and decisions pertaining to the resignation offer.
Unless instructions are given to abstain from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favour of the election of the seven nominees whose names are set out in the table below. Management of the Corporation does not foresee that any of the nominees listed below will be unable or, for any reason, unwilling to perform his or her duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the shareholder in the form of proxy to abstain from voting on the election of directors.

Name and Place of Residence	Principal Occupation	Director since	Number of Common Shares Held(1)
Aubut, Marcel Quebec, Canada	Partner, Vice-Chairman of the Board BCF LLP (law firm)	1996	18,750
Dodd, David A. South Carolina, USA	President and Chief Executive Officer Aeterna Zentaris Inc.	2013	8,333
Dorais, José P.(2) (3) Quebec, Canada	Partner Miller Thomson LLP (law firm)	2006	—
Egbert, Carolyn(2) Texas, USA	Corporate Director	2012	—
Ernst, Juergen(2) Brussels, Belgium	Chairman of the Board Aeterna Zentaris Inc. Corporate Director Former General Manager Pharmaceutical Sector of Solvay S.A. (international chemical and pharmaceutical group)	2005	9,808
Lapalme, Pierre(3) Quebec, Canada	Corporate Director	2009	—
Limoges, Gérard(3) Quebec, Canada	Corporate Director Former Deputy Chairman of Ernst & Young LLP Canada (accounting firm)	2004	1,499
_________________________

(1)
The Corporation does not have any direct information concerning the number of Common Shares beneficially owned by the above-mentioned persons or concerning Common Shares of the Corporation over which such persons exercise control or direction. This information was provided to the Corporation by the nominees individually.

(2)	Member of the Governance Committee.

(3)	Member of the Audit Committee.
Mr. David A. Dodd, the President and Chief Executive Officer, is the only candidate for election as director whose biographical information was not included in the Corporation's 2013 management information circular. A brief summary of his biographical information is as follows:

Mr. Dodd's executive management experience in the pharmaceutical and biotechnology industries spans more than 35 years. From December 2007 to June 2009, Mr. Dodd was President, Chief Executive Officer and Chairman of BioReliance Corporation, a leading provider of biological safety and related testing services. From October 2006 to April 2009, he served as non-executive Chairman of Stem Cell Sciences Plc., where he oversaw the development and implementation of a strategic growth plan, implementation of an experienced executive team, and the sale of the Company to Stem Cells, Inc., in April 2009. During Mr. Dodd's six-year tenure as President, Chief Executive Officer and Director of Serologicals Corporation, the market value of that company increased from $85 million in June 2000 to an all-cash sale to Millipore Corporation in July 2006 for $1.5 billion. That successful transformation followed his five-year term as President and Chief Executive Officer of Solvay Pharmaceuticals, Inc. and as Chairman of its subsidiary Unimed Pharmaceuticals, Inc. Prior to that, Mr. Dodd held various senior management positions at Wyeth-Ayerst Laboratories, the Mead Johnson Laboratories Division at Bristol-Myers Squibb, and Abbott Laboratories. Currently, Mr. Dodd serves as Chair, Board of Directors, of GeoVax, Inc., a biotechnology company developing innovative, patented HIV/AIDS vaccines; and as a Director on the Board of Directors of Aruna Biomedical, a privately-held life science development company focused on the development and commercialization of stem cell research products and services. He also serves as Chief Executive Officer of RiversEdge BioVentures LLC ("RiversEdge"), which he founded in 2009. RiversEdge is an investment and advisory firm focused on the life sciences and pharmaceutical industry. Mr. Dodd holds Bachelor of Science and Master of Science degrees from Georgia State University, and he completed the Harvard Business School Advanced Management Program. His numerous public service activities include the American Foundation for Suicide Prevention, and the Board of Directors of the Institute of Bioengineering and Bioscience at Georgia Institute of Technology.
To the knowledge of the directors and officers of the Corporation, no proposed director of the Corporation, except as described below:

a)
is, as at the date of this Circular or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

i)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

ii)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

b)
is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c)
has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

•
Mr. Pierre Lapalme served as a director of Bioxel Pharma Inc. from October 2003 to January 2009. In December 2008, Bioxel Pharma filed a petition seeking protection under the Companies' Creditors Arrangement Act (Canada) (the "CCAA") and, following the court-approved sale of its assets under the CCAA in March 2009, the company made a voluntary assignment under the Bankruptcy and Insolvency Act (Canada) in April 2009.

•
Mr. Gérard Limoges served from 1999 to 2013 as a director of Supratek Pharma Inc., a company that was placed under Court protection under the CCAA in January 2009 and made a proposal that was accepted and homologated by the Court on October 30, 2009. In addition, Mr. Limoges was a director of Hart Stores Inc. when it sought protection under the CCAA on August 30, 2011. On February 27, 2012, the Quebec Superior Court sanctioned and approved the plan of compromise and arrangement filed by Hart Stores Inc. under the CCAA. Hart Stores Inc. is subject to a cease trade order issued by the Canadian securities regulatory authorities for failure to file annual and interim financial statements as well as the related management's discussion and analysis and Chief Executive Officer and Chief Financial Officer certifications within the prescribed periods.

SECTION 6.        DISCLOSURE OF COMPENSATION
6.1    Remuneration of Directors
The compensation paid to the Corporation's directors is designed to (i) attract and retain the most qualified people to serve on the Board and its committees, (ii) align the interests of the Corporation's directors with those of its shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective director. This compensation is recommended to the Board by the Governance Committee. The Governance Committee is composed of three (3) directors, each of whom is independent, namely Messrs. José P. Dorais (Chair), Juergen Ernst and Ms. Carolyn Egbert. One of the members of the Governance Committee, Juergen Ernst, is the Chairman of the Board.
The Board has adopted a formal mandate for the Governance Committee, which is attached as Schedule D to this Circular and is also available on the Corporation's website at www.aezsinc.com. The mandate of the Governance Committee provides that it is responsible for (i) assisting the Board in developing the Corporation's approach to corporate governance issues, (ii) proposing new Board nominees, (iii) assessing the effectiveness of the Board and its committees, their respective chairs and individual directors, and (iv) making recommendations to the Board with respect to directors' compensation.
In 2013, the Governance Committee retained James F. Reda and Associates ("Reda"), a division of Gallagher Benefit Services, Inc., as a compensation consultant. Reda was retained to assist the Governance Committee with (i) a review of the Corporation's compensation programs, particularly its executive short-term and long-term incentive programs, and (ii) a review and benchmarking of the remuneration of members of the Board. Reda analyzed the Corporation's past practices and defined a peer group of companies in order to understand the competitive compensation practices and to propose a program designed to deliver both cash and equity compensation components to the Corporation's directors and executive officers. The Corporation's existing director compensation structure was benchmarked against market compensation data gathered from North American biopharmaceutical companies of comparable size. See Section 6.2.1.2, "Compensation Consultant" and Section 6.3.3, "Benchmarking" for more information.
Based on the results of the benchmarking study and in light of the substantial responsibilities inherent to the position of director, the payment of an increased target envelope of director compensation, including both cash and equity components was proposed by Reda. Upon recommendation of the Governance Committee, the Board determined not to immediately effect or implement any increase to the remuneration payable to directors and deferred further consideration of various elements of directors' compensation to a later point in time in 2014.
6.1.1    Annual Retainers and Attendance Fees
Annual retainers and attendance fees are paid on a quarterly basis to the members of the Board who are not employees of the Corporation or its subsidiaries ("Outside Directors") on the following basis:

Type of Compensation	Annual Compensation for the year 2013 (in units of home country currency)
Chairman's Retainer	45,000
Board Member Retainer	15,000
Board Meeting Attendance Fees	1,000 per meeting
Audit Committee Chair Retainer	15,000
Audit Committee Member Retainer	4,000
Audit Committee Meeting Attendance Fees	1,000 per meeting
Governance Committee Chair Retainer	12,000
Governance Committee Member Retainer	2,000
Governance Committee Meeting Attendance Fees	1,000 per meeting
All amounts in the above table are paid to Board and committee members in their home country currency.
The President and Chief Executive Officer is the only member of the Board who is not an Outside Director and as such is not compensated in his capacity as a director. The Chairman is an Outside Director and is compensated as such. Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings.
The number of Board and committee meetings held during the year ended December 31, 2013 and the attendance records of Board and committee members are presented in Schedule A to this Circular.

6.1.2    Outstanding Option-Based Awards and Share-Based Awards
The following table shows all awards outstanding to each Outside Director up to the end of the financial year ending and as at December 31, 2013:

	Option-based Awards					Share-based Awards
Name	Issuance Date	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options(2)	Issuance Date	Number of Shares or Units of Shares that have Not Vested	Market or Payout Value of Share-based Awards that have Not Vested
	(mm-dd-yyyy)	(#)	(CAN$ or US$)	(mm-dd-yyyy)	(CAN$ or US$)	(mm-dd-yyyy)	(#)	($)
Aubut, Marcel	12/14/2004	2,500	CAN$34.98	12/13/2014	—	—	—	—
	12/13/2005	2,500	CAN$21.18	12/12/2015	—	—	—	—
	01/04/2007	833	CAN$27.90	01/03/2017	—	—	—	—
	12/11/2007	4,166	CAN$10.92	12/10/2017	—	—	—	—
	12/08/2008	2,500	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	3,333	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
	05/08/2013	5,000	US$1.86	05/07/2023	—	—	—	—
	11/27/2013	25,000	US$1.12	11/26/2023	US$6,500	—	—	—
Dorais, José P.	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
	05/08/2013	5,000	US$1.86	05/07/2023	—	—	—	—
	11/27/2013	25,000	US$1.12	11/26/2023	US$6,500	—	—	—
Egbert, Carolyn	12/06/2012	7,500	US$2.17	12/05/2022	—	—	—	—
	05/08/2013	5,000	US$1.86	05/07/2023	—	—	—	—
	11/27/2013	25,000	US$1.12	11/26/2023	US$6,500	—	—	—
Ernst, Juergen	02/25/2005	2,500	CAN$30.54	02/24/2015	—	—	—	—
	12/13/2005	2,500	CAN$21.18	12/12/2015	—	—	—	—
	01/04/2007	833	CAN$27.90	01/03/2017	—	—	—	—
	12/11/2007	4,166	CAN$10.92	12/10/2017	—	—	—	—
	11/14/2008	16,666	CAN$3.90	11/13/2018	—	—	—	—
	12/08/2008	2,500	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	3,333	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
	05/08/2013	5,000	US$1.86	05/07/2023	—	—	—	—
	11/27/2013	25,000	US$1.12	11/26/2023	US$6,500	—	—	—
Lapalme, Pierre	12/09/2009	3,333	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
	05/08/2013	5,000	US$1.86	05/07/2023	—	—	—	—
	11/27/2013	25,000	US$1.12	11/26/2023	US$6,500	—	—	—
Limoges, Gérard	12/14/2004	2,500	CAN$34.98	12/13/2014	—	—	—	—
	12/13/2005	2,500	CAN$21.18	12/12/2015	—	—	—	—
	01/04/2007	833	CAN$27.90	01/03/2017	—	—	—	—
	12/11/2007	4,166	CAN$10.92	12/10/2017	—	—	—	—
	12/08/2008	2,500	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	3,333	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
	05/08/2013	5,000	US$1.86	05/07/2023	—	—	—	—
	11/27/2013	25,000	US$1.12	11/26/2023	US$6,500	—	—	—
_________________________

(1)	The number of securities underlying unexercised options represents all awards outstanding as at December 31, 2013.

(2)
"Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the Toronto Stock Exchange ("TSX") or the NASDAQ Stock Market (the "NASDAQ"), as applicable, on the last trading day of the fiscal year (December 31, 2013) of CAN$1.47 and US$1.38, respectively, and the exercise price of the options, multiplied by the number of unexercised options.

See Section 6.3.8, "Long-Term Equity Compensation of Executive Officers – Summary of the Stock Option Plan", for more details on the Stock Option Plan (as defined below).
6.1.3    Total Compensation of Outside Directors
The table below summarizes the total compensation earned by the Outside Directors during the financial year ended December 31, 2013 (all amounts are in US dollars):

Name	Fees earned ($)		Share-based Awards	Option-based Awards(2)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation(3)	Total
	Retainer(1)	Attendance(1)	($)	($)	($)	($)	($)	($)
Aubut, Marcel	14,564	6,766	—	30,031	—	—	—	51,361
Dorais, José P.	28,711	14,984	—	30,031	—	—	496	74,222
Egbert, Carolyn	17,000	13,000	—	30,031	—	—	79,320 (4)	139,351
Ernst, Juergen	82,054	17,950	—	30,031	—	—	7,928	137,964
Lapalme, Pierre	18,449	9,688	—	30,031	—	—	—	58,168
Limoges, Gérard	29,822	14,567	—	30,031	—	—	496	74,915
_________________________

(1)	These amounts represent the portion paid in cash to the Outside Directors and are paid in each director's home country currency.

(2)
The value of option-based awards represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant (US$1.86 for options granted on May 8, 2013 and US$1.12 for options granted on November 27, 2013) multiplied by the Black-Scholes factor as at such date (80.01% for options granted on May 8, 2013 and 80.68% for options granted on November 27, 2013) and the number of stock options granted on such date.

(3)	These amounts represent fees paid in cash for special tasks or overseas travelling and are also paid in each director's home country currency.

(4)
Represents fees paid for special tasks delegated to Ms. Egbert and approved by the Governance Committee in connection with the search for, and the appointment of, a new President and Chief Executive Officer and various transition and integration work related thereto.

During the financial year ended December 31, 2013, the Corporation paid an aggregate amount of $355,795 to all of its Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses and the value of option-based awards granted in 2013.
6.2    Compensation of Executive Officers
6.2.1    Determining Compensation
6.2.1.1    Governance Committee
Compensation of executive officers of the Corporation and its subsidiaries is recommended to the Board by the Governance Committee. The Board believes that the members of the Governance Committee collectively have the knowledge, experience and background required to fulfill such committee's mandate:
José P. Dorais — Mr. Dorais has served as a director on the Corporation's Board since 2006. Mr. Dorais is a partner of Miller Thomson LLP where he mainly practices administrative, corporate, business and international trade law. Over his 35-year career, he has worked in both the private and public sectors; in the latter he acted as Secretary to the Minister of Justice and as Secretary of the consulting committee on the Free Trade Agreement for the Quebec Provincial Government. Mr. Dorais has been a member of numerous boards of directors, including the Société des Alcools du Québec, Armand-Frappier Institute, Biochem Pharma and St-Luc Hospital in Montreal. He was, until recently, a member of the Board of Directors of Alliance Films Inc. and Investissement Québec and Chairman of the Board of Foster Wheeler Énergie Inc. He holds a law degree from the University of Ottawa and is a member of the Barreau du Québec.
Carolyn Egbert — Ms. Egbert has served as a director on the Corporation's Board since 2012. After enjoying the private practice of law as a defense litigator in Michigan and Washington, D.C., she joined Solvay America, Inc. ("Solvay") (a chemical and pharmaceutical company) in Houston, Texas. Over the course of a twenty-year career with Solvay, she held the positions of Vice President, Human Resources, President of Solvay Management Services, Global Head of Human Resources and Senior Executive Vice President of Global Ethics and Compliance. During her tenure with Solvay, she served as a director on the Board of Directors of seven subsidiary companies. After retiring in 2010, she established a consulting business providing expertise in corporate governance, ethics and compliance, organizational development and strategic human resources. She holds a Bachelor of Sciences degree in Biological Sciences from George Washington University, Washington D.C. and a Juris Doctor degree from Seattle University, Seattle, Washington. She also was a Ph.D. candidate in Pharmacology at both Georgetown University Medical School at Washington, D.C. and Northwestern University Medical School at Chicago, Illinois. She remains an active member of both the Michigan State Bar and the District of Columbia Bar, Washington, D.C.

Juergen Ernst, MBA — Mr. Ernst has served as a director on the Corporation's Board since 2005. As the former General Manager of the Pharmaceutical Sector of Solvay S.A. (international chemical and pharmaceutical group), Mr. Ernst has had extensive senior management experience, where, among other functions, he oversaw the human resources department. Mr. Ernst is also a member of the Board of Directors of Pharming Group N.V., a biotechnology company based in the Netherlands.
Among other matters, the mandate of the Governance Committee provides that it is responsible for taking all reasonable measures to ensure that appropriate human resources systems and procedures, such as hiring policies, competency profiles, training policies and compensation structures, are in place so that the Corporation can attract, motivate and retain the quality of senior management required to meet its business objectives.
The Governance Committee also assists the Board in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning matters.
Thus, the Governance Committee recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of such senior officers, including recommending their compensation and overseeing risk identification and management in relation to executive compensation policies and practices. The Board, which includes the members of the Governance Committee, reviews the corporate goals and objectives that are set annually and evaluates the Chief Executive Officer's performance and compensation in light of such goals and objectives.
The Governance Committee recognizes that the industry, regulatory and competitive environment in which the Corporation operates requires a balanced level of risk-taking to promote and achieve the performance expectations of executives of a specialty biopharmaceutical company that is also seeking to acquire or in-license new commercial products. The Governance Committee is of the view that the Corporation's executive compensation program should not encourage senior executives to take excessive risk. In this regard, the Governance Committee recommends the implementation of compensation methods that tie a portion of senior executive compensation to each of the short-term and longer-term performance of both the Corporation as well as that of each individual executive officer and that take into account the advantages and risks associated with such compensation methods. The Governance Committee is also responsible for creating compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between the short-term and longer-term performance of the Corporation and of each executive officer.
6.2.1.2    Compensation Consultant
The Governance Committee may, from time to time, engage its own independent consultant to advise it with respect to executive compensation matters. During the financial year ended December 31, 2013, the Governance Committee retained the services of Reda to provide advice on the competitiveness and appropriateness of compensation programs for the Chief Executive Officer and the Corporation's other senior executive officers, as well as with respect to the level and form of compensation payable to Outside Directors.
The fees paid to Reda for compensation consulting services provided to the Governance Committee and the Corporation during the financial year ended December 31, 2013 were $54,134.
While the Governance Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Board upon the recommendation of the Governance Committee and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by any external compensation consultants that may be retained from time to time.
6.3    Compensation Discussion & Analysis
6.3.1    Compensation Philosophy and Objectives
The Corporation's executive compensation program is designed to attract, motivate and retain high-performing senior executives, encourage and reward superior performance and align the executives' interests with those of the Corporation's shareholders by:

•	providing the opportunity for an executive to earn compensation that is competitive with the compensation received by executives employed by a group of comparable North American companies;

•	providing the opportunity for executives to participate in an equity-based incentive plan, namely a stock option plan;

•	aligning employee compensation with company corporate objectives; and

•	attracting and retaining highly qualified individuals in key positions.

6.3.2    Risk Assessment of Executive Compensation Program
The Board, through the Governance Committee, oversees the implementation of compensation methods that tie a portion of executive compensation to each of the short-term and longer-term performance of the Corporation and of each executive officer and that take into account the advantages and risks associated with such compensation methods. In addition, the Board oversees the creation of compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between the short-term and longer-term performance of the Corporation and of each executive officer.
The Governance Committee has considered in general terms the concept of risk as it relates to the Corporation's executive compensation program.
Base salaries are fixed in amount to provide a steady income to the executive officers regardless of share price and thus do not encourage or reward risk-taking to the detriment of other important business, operational, commercial or clinical metrics or milestones. The variable compensation elements (annual bonuses and stock options) are designed to reward each of short-term, mid-term and long-term performance. For short-term performance, a discretionary annual bonus may be awarded based on the timing and level of attainment of specific operational and corporate goals that the Governance Committee believes to be challenging, yet does not encourage unnecessary or excessive risk-taking. While the Corporation's bonus payments are generally based on annual performance, a maximum bonus payment is pre-fixed for each senior executive officer and represents only a portion of each individual's overall total compensation opportunities. In exceptional circumstances, a particular executive officer may be awarded a bonus that exceeds his or her maximum pre-fixed or target bonus amount. Finally, a significant portion of executive compensation is provided in the form of stock options, which is intended to further align the interests of executives with those of shareholders. The Governance Committee believes that these awards do not encourage unnecessary or excessive risk-taking since the ultimate value of the awards is tied to the Corporation's share price, and in the case of grants under the long-term incentive compensation plan, are generally subject to mid-term and long-term vesting schedules to help ensure that executives generally have significant value tied to long-term share price performance.
The Governance Committee believes that the variable compensation elements (annual bonuses and stock options) represent a percentage of overall compensation that is sufficient to motivate the Corporation's executive officers to produce superior short-term, mid-term and long-term corporate results, while the fixed compensation element (base salary) is also sufficient to discourage executive officers from taking unnecessary or excessive risks. The Governance Committee and the Board also generally have the discretion to adjust annual bonuses and stock option grants based on individual performance and any other factors they may determine to be appropriate in the circumstances. Such factors may include, where necessary or appropriate, the level of risk-taking a particular executive officer may have engaged in during the preceding year.
Based on the foregoing, the Governance Committee has not identified any specific risks associated with the Corporation's executive compensation program that are reasonably likely to have a material adverse effect on the Corporation. The Governance Committee believes that the Corporation's executive compensation program does not encourage or reward any unnecessary or excessive risk-taking behaviour.
The Board, based on the Governance Committee's recommendation, set goals for the Corporation at the end of 2012, which constituted the 2013 performance objectives for the position of Chief Executive Officer and the Corporation's other executive officers. The performance objectives are not established for individual executive officers but rather by function(s) exercised within the Corporation, many of which are carried out by or fall within the responsibility of the Corporation's President and Chief Executive Officer, Chief Financial Officer and the Corporation's other executive officers.
In December 2013, the Governance Committee determined that although a number of the objectives set forth in the table below were met, some delays were experienced in the attainment of certain objectives as described below. The Governance Committee also took into consideration the significant changes in management that occurred in 2013, including the appointment of a new President and Chief Executive Officer, as well as the hiring of a Senior Vice President and Chief Commercial Officer.

Objectives for 2013			Results for 2013
Perifosine	●	Ensure interim analysis in multiple myeloma by Data Safety Monitoring Board ("DSMB") to permit futility analysis and go-no-go decision to complete the Phase 3 program in a timely manner	●	Discontinuation of the Phase 3 trial in multiple myeloma following an interim analysis by an independent DSMB
			●	Closing of all sites involved in the trial and review of Yakult Honsha Co., Ltd. strategic alliance
Cetrotide®	●	Conclude the licensing out of all global manufacturing rights of Cetrotide®	●	Successfully completed the transfer of the manufacturing rights to Merck Serono a subsidiary of Merck KGaA ("Merck Serono")
	●	Ensure transition of the manufacturing activities with the different partners	●	Non-refundable one-time payment received of approximately $3.3 million plus other payments related to the transfer of certain assets
			●	Transition Service Agreement in place with Merck Serono to facilitate the completion/integration of the manufacturing of Cetrotide®
MACRILEN™ (macimorelin)	●	Submit a New Drug Application ("NDA") in the United States in the evaluation of adult growth hormone deficiency ("AGHD")	●
NDA submitted to evaluate AGHD in November 2013, post year-end, the United States Food and Drug Administration ("FDA") confirmed acceptance for filing and that the NDA review is ongoing with a Prescription Drug User Fee Act ("PDUFA") date November 5, 2014

			●	The NDA was submitted at a later date than originally expected
	●	Prepare a commercial plan for the future launch of MACRILEN™ (macimorelin)	●	Completed after hiring of our Senior Vice President and Chief Commercial Officer, Jude Dinges
Zoptarelin doxorubicin ZoptEC (Zoptarelin doxorubicin in Endometrial Cancer) Phase 3 program	●	Complete Phase 3 trial design and submit to FDA a Special Protocol Assessment ("SPA") and the equivalent in Europe in endometrial cancer	●	SPA agreement obtained from FDA, the Phase 3 ZoptEC trial was also discussed and a scientific advice was also agreed with the European Medicines Agency ("EMA")
	●	Ensure Contract Research Organization ("CRO") partnership with performance objectives and control of corresponding costs	●
Co-development and profit-sharing agreement signed with Ergomed Clinical Research Limited ("Ergomed") as a CRO for the execution of the Phase 3 ZoptEC trial in endometrial cancer. Ergomed has agreed to assume 30% of the clinical and regulatory costs up to $10 million and will receive pre-established single digit percentage on net income and up to specified maximum amount

	●	Start recruitment in the different countries (sites and patients) and achieve pre-established recruitment rate	●	Initiated > 50% of clinical sites for the ZoptEC trial before year-end 2013
AEZS-120	●	Initiate a Phase 1 trial	●
Approval of Danish regulatory authorities received for the initiation of a proof-of-concept Phase 1 trial in prostate cancer, however, the trial has not yet started pending the result of additional scientific evaluation being performed

Finance and budget	●	Budget management	●
With the different strategic partnerships, including Ergomed and the transfer of Cetrotide® manufacturing rights, as well as the tight control of the operations, the burn rate was reduced to $1.7 million per month on average which was lower than the pre-established operating budget

	●	Ensure the continued funding of ongoing drug development programs for a minimum period of time while maintaining flexibility to execute different forms of financing	●
Cash flow from financing activities net of transaction costs was $23.7 million in 2013. Cash and cash equivalents balance was $43.2 million at year-end, which is significantly higher than what was initially budgeted

Organization structure	●
Review and reorganize senior management and key employees by function (as opposed to by site), realign reporting lines and empower senior management and key employees to take ownership of, and responsibility over, their respective functions and tasks
			●	Successful organization review was done within the first six months of the arrival of our Chief Executive Officer and implementation of the new structure is ongoing

The determination of individual performance does not involve quantitative measures using a mathematical calculation in which each individual performance objective is given a numerical weight. Instead, the Governance Committee's determination of individual performance is a subjective determination as to whether a particular executive officer substantially achieved the stated objectives or over-performed or under-performed with respect to corporate objectives that were deemed to be important to the Corporation's success.
While the Corporation has not formally adopted a policy prohibiting or restricting its executive officers and directors from purchasing financial instruments, including, for greater certainty, pre-paid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of equity securities granted as executive compensation or directors' remuneration, the Corporation's executive officers and directors have not historically engaged in such financial instruments or transactions. In addition, the Corporation's disclosure and trading policy requires that all "reporting insiders", including executive officers and directors, pre-clear with the Corporation's Corporate Secretary each trade relating to the Corporation's securities, which would include the entering into of any such financial instrument or transaction, hedge, swap or forward contract.
6.3.3    Benchmarking
In order to attain the Corporation's objectives of providing market competitive compensation opportunities, the Corporation's executive compensation plan, based on a study provided by Reda, is benchmarked against market compensation data gathered from organizations of comparable size and/or stage of development or other companies that the Corporation competes with for executive talent (the "Reference Group"). An overview of the characteristics of the Reference Group is provided in the following table:
(In millions of US$)

	Aeterna Zentaris	Reference Group
Location	North America and Europe	North America
Industries	Biopharmaceutical	Biopharmaceutical
Revenues Last fiscal year	33.7(1)	17.5(2)
Market Capitalization As at April 30, 2013	46.1	155.0
Net Loss Last fiscal year	20.4(1)	17.4(2)
_________________________

(1)
For the year ended December 31, 2012, as presented in the Corporation's 2012 audited consolidated financial statements, which were presented in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

(2)	The Reference Group for the financial year ended December 31, 2013 was selected in June 2013, and these data are based on their most recently completed fiscal year at such time.
The Reference Group used in respect of the financial year ended December 31, 2013 was composed of the following companies within the biopharmaceutical sector: Affymax Inc., Agenus Inc., Arqule Inc., Astex Pharmaceuticals Inc., Aveo Pharmaceuticals Inc., Cancer Genetics Inc., Cell Therapeutics Inc., Cleveland Biolabs Inc., Curis Inc., Galena Biopharma Inc., Helix Biopharma Corp., Immunomedics Inc., Insys Therapeutics Inc., Isoray Inc., Maxigen Inc., Merrimack Pharmaceuticals Inc., Oncogenex Pharmaceuticals Inc., Peregrine Pharmaceuticals Inc., Pharmathene Inc., Progenics Pharmaceutical Inc., Repligen Corp., Savient Pharmaceuticals Inc., Targacept Inc., Verastem Inc. and Vical Inc.
6.3.4    Positioning
The Corporation's compensation policy is for executive compensation to be generally aligned with the 50th percentile, or the mid-point, of the Reference Group. The Governance Committee uses discretion and judgment when determining compensation levels as they apply to a specific executive officer. Individual compensation may be positioned above or below median, based on individual experience and performance or other criteria deemed important by the Governance Committee. For 2013, the total cash target payment (base salary and, if applicable or awarded in cash, annual bonus) for the Corporation's executive officers is approximately at the  50th percentile competitive range of the Reference Group, however, in light of the fact that a cash bonus was paid to only two of the "Named Executive Officers" (defined as the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation), namely Messrs. Dodd and Turpin, the total cash compensation (base salary and annual cash bonus) actually paid to the Corporation's executive officers with respect to the 2013 year fell below the 50th percentile competitive range of the Reference Group and, more specifically, falls at approximately the 34th percentile range of the Reference Group.

6.3.5    Compensation Elements
An executive compensation policy has been established to acknowledge and reward the contributions of the executive officers to the Corporation's success and to ensure competitive compensation, so that the Corporation may benefit from the expertise required to pursue its objectives.
The Corporation's executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component is intended to serve a different function, but all elements are intended to work in concert to maximize both corporate and individual performance by establishing specific, competitive operational and corporate goals and by providing financial incentives to employees based on their level of attainment of these goals.
The Corporation's current executive compensation program is comprised of the following four basic components:

(i)	base salary;

(ii)	non-equity incentives - consisting of an annual bonus linked to both individual and corporate performance;

(iii)
long-term equity incentives - consisting solely of stock options granted under the Corporation's stock option plan established for the benefit of its directors, certain executive officers and other participants as may be designated from time to time by either the Board or the Governance Committee (the "Stock Option Plan"); and

(iv)	other elements of compensation - consisting of benefits, perquisites and retirement benefits.
6.3.6    Base Salary
Salaries of the Corporation's executive officers are based on a comparison with competitive benchmark positions. The starting point to determine executive base salaries is the median of executive salaries in the Reference Group. In determining individual base salaries, the Governance Committee takes into consideration individual circumstances that may include the scope of an executive's position, the executive's relevant competencies or experience and retention risk. The Governance Committee also takes into consideration the fulfillment of the corporate objectives of the Corporation as well as the individual performance of the executive.
6.3.7    Short-Term Incentive Compensation
The short-term incentive compensation plan sets out the allocation of incentive awards based on the advancement of the Corporation's product pipeline, its financial position as well as strategic objectives.
In the case of executive officers, a program is designed to maximize both corporate and individual performance by establishing specific operational, clinical, regulatory, financial, commercial and corporate goals and to provide financial incentives to executive officers based on their level of attainment of these goals. The granting of incentives requires the approval of both the Governance Committee and the Board and is based upon an assessment of each individual's performance, as well as the performance of the Corporation. The underlying objectives are set at the end of each financial year as part of the annual review of corporate strategies.
For the financial year ended December 31, 2013, the Governance Committee recommended, and the Board approved, in the best interests of the Corporation, that no bonuses be awarded to the Corporation's executive officers in respect of the 2013 year, except as otherwise indicated below, and that no long-term incentive stock options be granted to the Corporation's executive officers in respect of the 2013 year.
In making decisions related to the short-term incentive compensation for the Named Executive Officers during the most recently completed financial year, the conclusions of the Governance Committee were based, in part, on the goals and results for 2013, as described in Section 6.3.2, "Risk Assessment of Executive Compensation Program". These conclusions, other than for the President and Chief Executive Officer, for which a description is provided in Section 6.5.5, "Compensation of the Chief Executive Officer", are as follows.
Mr. Turpin's 2013 goals were aligned with the Corporation's overall objectives, with an emphasis on financial and budgetary objectives. In respect of the 2013 year, the Governance Committee determined that Mr. Turpin's individual performance surpassed his pre-fixed objectives. Under Mr. Turpin's financial direction, the Corporation implemented and carried out a successful ATM financing program generating net proceeds of approximately $3.0 million, a registered direct offering generating net proceeds of approximately $7.0 million and an underwritten public offering generating net proceeds of approximately $13.7 million, which, in addition to Mr. Turpin's disciplined management and control of the Corporation's budget and expenses, enabled the Corporation to end the year with cash and cash equivalents that significantly exceeded the budgeted amount. In light of the foregoing, the

Governance Committee determined that Mr. Turpin's contributions to the achievement of the Corporation's goals merited a cash bonus in an amount of $66,677, representing 58% of his maximum target bonus amount.
Dr. Blake's and Mr. Pelliccione's 2013 respective goals were aligned with the Corporation's overall objectives, with an emphasis on overseeing and supporting the attainment of the Corporation's clinical and regulatory objectives. In respect of the 2013 year, the Governance Committee determined that each of Dr. Blake's and Mr. Pelliccione's respective individual performance did not meet their objectives in a timely manner. The Governance Committee determined that no cash bonus should be awarded to Dr. Blake or Mr. Pelliccione in respect of the 2013 year. Messrs. Blake and Pelliccione ceased to be employed by Aeterna Zentaris as of March 13, 2014.
As Mr. Dinges was formally appointed Senior Vice President and Chief Commercial Officer of the Corporation on November 1, 2013, no cash bonus was awarded to Mr. Dinges in respect of the 2013 year.
See Section 6.5.5, "Compensation of the Chief Executive Officer", for a description of the short-term incentive compensation of the President and Chief Executive Officer.
6.3.8    Long-Term Equity Compensation Plan of Executive Officers
The long-term component of the compensation of the Corporation's executive officers is based exclusively on the Stock Option Plan, which permits the award of a number of options based on the contribution of the officers and their responsibilities. To encourage retention and focus management on developing and successfully implementing the continuing growth strategy of the Corporation, stock options have historically vested over a period of three years, with the first third vesting on the first anniversary of the date of grant. However, the vesting schedule for certain stock options granted to senior executives in the financial years ended December 2012, 2011, 2010 and 2009 was accelerated from three years to eighteen months since a portion of these grants were intended to serve as a partial or total replacement for cash bonuses. In December 2013, the Governance Committee and the Board determined that going forward, all stock options would vest over a period of three years with the first third vesting on the first anniversary of the date of grant, as reflected in the Amendments (as defined below) to the Stock Option Plan described below. Stock options are usually granted to executive officers in December of each year.
For the financial year ended December 31, 2013, the Governance Committee recommended that no stock options be granted to executive officers under the long-term equity compensation plan, although certain stock options were granted to Messrs. Dodd and Dinges upon their respective appointments as President and Chief Executive Officer and Senior Vice President and Chief Commercial Officer.
Summary of the Stock Option Plan
The Corporation initially established the Stock Option Plan in order to attract and retain directors, officers, employees of the Corporation or any of its subsidiaries, as the case may be, and suppliers of ongoing services, who will be motivated to work towards ensuring the success of the Corporation. The Board has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges and quotation systems on which the Corporation's securities are then traded and with all relevant securities legislation.
On March 20, 2014, the Board approved certain amendments to the Stock Option Plan (the "Amendments"), which Amendments are not subject to shareholder approval, and which were approved by the TSX. The Amendments are described further below.
Under the previous stock option plan, individuals eligible to participate under the plan were determined from time to time by either the Board or the Governance Committee. The Amendments provide a more limited list of those persons eligible to receive grants under the Stock Option Plan as it is the Corporation's intention to grant options primarily to independent directors and the most senior executive officers of the Corporation and to generally limit the number of options granted to other officers or employees of the Corporation or to suppliers of ongoing services. The Stock Option Plan now specifically provides that the sole persons eligible to receive grants under the Stock Option Plan (each, a "Participant") shall be: (i) the most senior executive officers of the Corporation, including the persons occupying the positions of Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer, Chief Commercial Officer, Chief Administrative Officer and Chief Compliance Officer; (ii) such other executive officers of the Corporation or of its subsidiaries that may, from time to time, report directly to the Chief Executive Officer; (iii) the non-employee, independent members of the Board; and (iv) such other officers or employees of the Corporation or of any of its subsidiaries, as the case may be, or suppliers of ongoing services, as may be expressly designated by resolution of the Board or the Governance Committee.

The maximum number of Common Shares issuable under the Stock Option Plan remains fixed at 11.4% of the issued and outstanding Common Shares at any given time, which, as of March 20, 2014, represented 6,442,592 Common Shares. There were 2,546,740 options outstanding under the Stock Option Plan representing approximately 4.5% of all issued and outstanding Common Shares on March 20, 2014.
Under the Stock Option Plan, (i) the number of securities issuable to insiders, at any time, or issued within any one-year period, under all of the Corporation's security-based compensation arrangements, cannot exceed 10% of the Corporation's issued and outstanding securities and (ii) no single Participant may hold options to purchase, from time to time, more than 5% of the Corporation's issued and outstanding Common Shares. In addition: (i) the aggregate fair value of options granted under all security-based compensation arrangements of the Corporation to any one non-employee, independent director of the Corporation entitled to receive a benefit under the Stock Option Plan, within any one-year period, cannot exceed US$100,000 valued on a Black-Scholes basis and as determined by the Governance Committee; and (ii) the aggregate number of securities issuable to all non-employee, independent directors of the Corporation entitled to receive a benefit under the Stock Option Plan, within any one-year period, under all security-based compensation arrangements of the Corporation, cannot exceed 1% of its issued and outstanding securities.
Options granted under the Stock Option Plan may be exercised at any time within a maximum period of seven years following the date of their grant (the "Outside Expiry Date"), which was reduced by the Amendments from a previous maximum term of ten years. The Board or the Governance Committee, as the case may be, designates, at its discretion, the specific Participants to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such option grants, the grant date, the exercise price of each option, the expiry date and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. The price at which the Common Shares may be purchased may not be lower than the greater of the closing prices of the Common Shares on the TSX or the NASDAQ, as applicable, on the last trading day preceding the date of grant of the option. Options granted under the Stock Option Plan shall vest in equal tranches over a three-year period (one-third each year, starting on the first anniversary of the grant date) or as otherwise determined by the Board or the Governance Committee, as the case may be.
Unless the Board or the Governance Committee decides otherwise, Participants cease to be entitled to exercise their options under the Stock Option Plan: (i) immediately, in the event a Participant who is an officer or employee resigns or voluntarily leaves his or her employment with the Corporation or one of its subsidiaries or the employment with the Corporation or one of its subsidiaries is terminated with cause and, in the case of a Participant who is a non-employee director of the Corporation or one of its subsidiaries, the date on which such Participant ceases to be a member of the relevant board of directors; (ii) six months following the date on which employment is terminated as a result of the death of a Participant who is an officer or employee and, in the case of a Participant who is a non-employee director of the Corporation or one of its subsidiaries, six months following the date on which such Participant ceases to be a member of the relevant board of directors by reason of death; (iii) 90 days following the date on which a Participant's employment with the Corporation or any of its subsidiaries is terminated for a reason other than those mentioned in (i) or (ii) above including, without limitation, upon the disability, long-term illness, retirement or early retirement of the Participant (the Amendments increased this from the previous period of 30 days); and (iv) where the Participant is a service supplier, 30 days following the date on which such Participant ceases to act as such, for any cause or reason (each, an "Early Expiry Date").
The Stock Option Plan also provides that, if the expiry date of one or more options (whether an Early Expiry Date or an Outside Expiry Date) occurs during a "blackout period" or within the seven business days immediately after a blackout period imposed by the Corporation, the expiry date will be automatically extended to the date that is seven business days after the last day of the blackout period. For the purposes of the foregoing, "blackout period" means the period during which trading in the Corporation's securities is restricted in accordance with its corporate policies.
Participants may not assign their options (nor any interest therein) other than by will or in accordance with the applicable laws of estates and succession.
The Amendments also provide for a more detailed change in control provision. Under the current Stock Option Plan, as amended by the Amendments, in the event: (i) the Corporation accepts an offer to amalgamate, merge or consolidate with any other entity (other than a wholly-owned subsidiary of the Corporation) or to sell or license all or substantially all of its assets to any other entity (other than a wholly-owned subsidiary of the Corporation); (ii) the Corporation signs a support agreement in customary form pursuant to which the Board agrees to support a takeover bid and recommends that shareholders of the Corporation tender their Common Shares to such takeover bid; or (iii) holders of greater than 50% of the Corporation's then outstanding Common Shares tender all of their Common Shares to a takeover bid made to all of the holders of the Common Shares to purchase all of the then issued and outstanding Common Shares, then, in each case, all of the outstanding options shall, without any further action required to be taken by the Corporation, immediately vest. Each Participant shall thereafter be entitled to exercise all of such options at any time up to and including, but not after the close of business on that date which is ten (10) days following the Closing

Date (as defined below). Upon the expiration of such ten (10)-day period, all rights of the Participant to such options or to the exercise of same (to the extent not already exercised) shall automatically terminate and have no further force or effect whatsoever. "Closing Date" is defined to mean (x) the closing date of the amalgamation, merger, consolidation, sale or license transaction in the case of clause (i) above; (y) the first expiry date of the takeover bid on which each of the offeror's conditions are either satisfied or waived in the case of clause (ii) above; or (z) the date on which it is publicly announced that holders of greater than 50% of the Corporation's then outstanding Common Shares have tendered their Common Shares to a takeover bid in the case of clause (iii) above.
The Stock Option Plan provides that the following amendments may be made to the plan upon approval of each of the Board and the Corporation's shareholders as well as receipt of all required regulatory approvals:

•
any amendment to Section 3.2 of the Stock Option Plan (which sets forth the limit on the number of options that may be granted to insiders) that would have the effect of permitting, without having to obtain shareholder approval on a "disinterested vote" at a duly convened shareholders' meeting, the grant of any option(s) under the Stock Option Plan otherwise prohibited by Section 3.2;

•	any amendment to the number of securities issuable under the Stock Option Plan (except for certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications);

•	any amendment which would permit any option granted under the Stock Option Plan to be transferable or assignable other than by will or in accordance with the applicable laws of estates and succession;

•	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

•	the addition of a deferred or restricted share unit component or any other provision which results in employees receiving securities while no cash consideration is received by the Corporation;

•
with respect to any Participant whether or not such Participant is an "insider" and except in respect of certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications:

◦	any reduction in the exercise price of any option after the option has been granted, or

◦	any cancellation of an option and the re-grant of that option under different terms, or

◦	any extension to the term of an option beyond its Outside Expiry Date to a Participant who is an "insider" (except for extensions made in the context of a "blackout period");

•	any amendment to the method of determining the exercise price of an option granted pursuant to the Stock Option Plan;

•	the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to employees; and

•	any amendment to the foregoing amending provisions requiring Board, shareholder and regulatory approvals.
The Stock Option Plan further provides that the following amendments may be made to the Stock Option Plan upon approval of the Board and upon receipt of all required regulatory approvals, but without shareholder approval:

•	amendments of a "housekeeping" or clerical nature or to clarify the provisions of the Stock Option Plan;

•	amendments regarding any vesting period of an option;

•
amendments regarding the extension of an option beyond an Early Expiry Date in respect of any Participant, or the extension of an option beyond the Outside Expiry Date in respect of any Participant who is a "non-insider" of the Corporation;

•
adjustments to the number of issuable Common Shares underlying, or the exercise price of, outstanding options resulting from a split or a consolidation of the Common Shares, a reclassification, the payment of a stock dividend, the payment of a special cash or non-cash distribution to the Corporation's shareholders on a pro rata basis provided such distribution is approved by the Corporation's shareholders in accordance with applicable law, a recapitalization, a reorganization or any other event which necessitates an equitable adjustment to the outstanding options in proportion with corresponding adjustments made to all outstanding Common Shares;

•	discontinuing or terminating the Stock Option Plan; and

•	any other amendment which does not require shareholder approval under the terms of the Stock Option Plan.

Outstanding Option-Based Awards and Share-Based Awards
The following table shows all awards outstanding to the Named Executive Officers as well as the former President and Chief Executive Officer as of December 31, 2013:

	Option-based Awards					Share-based Awards
Name	Issuance Date	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options(2)	Issuance Date	Number of Shares or Units of shares that have Not Vested	Market or Payout Value of Share-based Awards that have Not Vested(3)
	(mm-dd-yyyy)	(#)	(CAN$ or US$)	(mm-dd-yyyy)	(CAN$ or US$)		(#)	($)
Dodd, David A.(4)	04/15/2013	300,000	US$1.98	04/14/2023	—	—	175,000(5)	— (5)
	04/15/2013	—	—	—	—	—	200,000(5)	— (5)
Engel, Juergen(6)	12/14/2004	16,666	CAN$34.98	12/13/2014	—	—	—	—
	12/13/2005	8,333	CAN$21.18	12/12/2015	—	—	—	—
	01/04/2007	8,333	CAN$27.90	01/03/2017	—	—	—	—
	12/11/2007	8,333	CAN$10.92	12/10/2017	—	—	—	—
	11/14/2008	33,333	CAN$3.90	11/13/2018	—	—	—	—
	12/08/2008	12,500	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	27,500	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	37,125	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	44,499	US$10.44	12/06/2021	—	—	—	—
	12/06/2012	133,400	US$2.17	12/05/2022	—	—	—	—
Turpin, Dennis	12/14/2004	15,000	CAN$34.98	12/13/2014	—	—	—	—
	12/13/2005	8,333	CAN$21.18	12/12/2015	—	—	—	—
	01/04/2007	8,333	CAN$27.90	01/03/2017	—	—	—	—
	12/11/2007	8,333	CAN$10.92	12/10/2017	—	—	—	—
	12/09/2009	19,166	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	9,475	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	17,353	US$10.44	12/06/2021	—	—	—	—
	12/06/2012	84,000	US$2.17	12/05/2022	—	—	—	—
Blake, Paul(7)	07/27/2007	7,500	US$18.30	07/26/2017	—	—	—	—
	12/11/2007	8,333	US$10.92	12/10/2017	—	—	—	—
	12/08/2008	8,333	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	18,333	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	10,675	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	18,071	US$10.44	12/06/2021	—	—	—	—
	12/06/2012	80,700	US$2.17	12/05/2022	—	—	—	—
Pelliccione, Nicholas J.(7)	05/07/2007	4,166	US$23.76	05/06/2017	—	—	—	—
	12/11/2007	8,333	US$10.92	12/10/2017	—	—	—	—
	12/08/2008	3,333	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	10,000	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	8,333	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	17,218	US$10.44	12/06/2021	—	—	—	—
	12/06/2012	70,100	US$2.17	12/05/2022	—	—	—	—
Dinges, Jude(8)	11/27/2013	150,000	US$1.12	11/26/2023	US$39,000	—	—	—
_________________________

(1)	The number of securities underlying unexercised options represents all awards outstanding at December 31, 2013.

(2)
"Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the TSX or the NASDAQ, as applicable, on the last trading day of the year (December 31, 2013) of CAN$1.47 and US$1.38, respectively, and the exercise price of the options, multiplied by the number of unexercised options.

(3)
"Market or Payout Value of Share-based Awards that have Not Vested" at financial year-end is calculated based on the excess, if any, of the closing price of a Common Share on the last trading day of the year (December 31, 2013) over $1.98, being the closing price of a Common Share on the NASDAQ on the last trading day preceding the effective date of Mr. Dodd's appointment multiplied by 175,000 or 200,000, as applicable. See also note (5) below.

(4)	David A. Dodd was appointed President and Chief Executive Officer effective April 15, 2013 and was granted 300,000 stock options in connection with such appointment.

(5)
Pursuant to Mr. Dodd's Employment Agreement, the Corporation agreed to pay Mr. Dodd two separate share-based retention bonuses as follows: (1) the Corporation shall pay Mr. Dodd a retention bonus if he remains employed through December 31, 2014 equal to (a) the excess, if any, of the closing price of a Common Share on the last regular trading day in 2014 over $1.98, being the closing price of a

Common Share on the NASDAQ on the last trading day preceding the effective date of Mr. Dodd's appointment multiplied by (b) 175,000; and, (2) the Corporation shall pay Mr. Dodd a retention bonus if he remains employed through December 31, 2015 equal to (a) the excess, if any, of the closing price of a Common Share on the last regular trading day in 2015 over $1.98, being the closing price of a Common Share on the NASDAQ on the last trading day preceding the effective date of Mr. Dodd's appointment multiplied by (b) 200,000. These share-based retention bonuses will be paid in US dollars no later than March 15 of the year following the end of 2014 and 2015, respectively.

(6)	Juergen Engel served as President and Chief Executive Officer up until April 15, 2013.

(7)	Messrs. Blake and Pelliccione ceased to be employed by Aeterna Zentaris as of March 13, 2014.

(8)	Jude Dinges was appointed Senior Vice President and Chief Commercial Officer effective November 1, 2013 and was granted 150,000 stock options in connection with such appointment.
There are no vested share-based awards that have not yet been paid out or distributed.
6.4    Incentive Plan Awards — Value Vested or Earned During the Year
The following table shows the incentive plan awards value vested or earned for each Named Executive Officer and former President and Chief Executive Officer for the financial year ended December 31, 2013.

Name	Option-based awards — Value vested during the year(1)	Share-based awards — Value vested during the year	Non-equity incentive plan compensation — Value earned during the year
	($)	($)	($)
Dodd, David A.	—	—	50,000
Engel, Juergen	—	—	—
Turpin, Dennis	—	—	66,677
Blake, Paul(2)	—	—	—
Pelliccione, Nicholas J.(2)	—	—	—
Dinges, Jude	—	—	—
_________________________

(1)
Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the NASDAQ and the exercise price on such vesting date.

(2)	Messrs. Blake and Pelliccione ceased to be employed by Aeterna Zentaris as of March 13, 2014.
6.5    Other Forms of Compensation
6.5.1    Benefits and Perquisites
The Corporation's executive employee benefits program also includes life, medical, dental and disability insurance. Perquisites consist of a car allowance and human resources counselling. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations in the life sciences industry.
6.5.2    Pension Plan
Juergen Engel, the former President and Chief Executive Officer, participated in a non-contributory defined benefit pension plan, and amounts thereunder remain payable to Mr. Engel following his departure from the Corporation. Benefits payable under this plan correspond to 40% of the executive officer's average salary of the last twelve months before leaving the company or reaching retirement age. This amount is unchanged during the first five working years of the executive officer and increases by 0.4% for each additional year of employment before the executive officer reaches the age of 65.
As the normal retirement age is 65 years, first payments under the pension plan were made to Mr. Engel as of September 1, 2010. The following table shows total annual pension benefits payable to Mr. Engel pursuant to this plan. Upon the death of a participant, the surviving spouse of the participant will be entitled to a benefit equal to 60% of the benefits to which such participant was entitled. All benefits payable under this plan are in addition to German governmental social security benefits.

Defined Benefit Plans Table as at December 31, 2013

Name	Number of years of credited service	Annual benefits payable		Accrued obligation at start of year(2)	Compensatory change	Non- compensatory change	Accrued obligation at year end(3)(4)
		At year end	At age 65(1)
	(#)	($)	($)	($)	($)	($)	($)
Engel, Juergen	34	207,696	193,142	4,240,141	(318,754)	171,400	3,885,090
_________________________

(1)
In light of the fact that Mr. Engel attained the age of 65 during the 2010 year, by way of exception to other currency conversions in this Circular, the amount in this column has been converted from euros to US$ based on the annual average exchange rate for the financial year ended December 31, 2010, which was €1.000 = US$1.326.

(2)
By way of exception to other currency conversions in this Circular, the amount in this column has been converted from euros to US$ based on the exchange rate on December 31, 2012, which was €1.000 = US$1.319.

(3)	The figure in the column "Accrued obligation at year end" was further reduced by an amount of $207,696 representing the amount of mandatory pension payments made to Mr. Engel during 2013.

(4)
By way of exception to other currency conversions in this Circular, the amount in this column has been converted from euros to US$ based on the exchange rate on December 31, 2013, which was €1.000 = US$1.378.

All figures in the above table were calculated using the assumptions and methods used for financial statement reporting purposes under the accounting principles used to prepare the Corporation's financial statements filed with the Canadian securities regulatory authorities and available at www.sedar.com and furnished to the United States Securities and Exchange Commission and available at www.sec.gov.
6.5.3    Employer Contribution to Employees' Retirement Plan
In 2008, the Board approved a plan whereby the Corporation would contribute to its employees' retirement plans both in Canada (RRSP) and the United States (401(k)) to the extent of 50% of the employee's contribution up to a maximum of $7,750 annually for Canadian employees under 50 years old and $8,750 for those in the United States. The plan also includes a contribution for employees over 50 years old up to a maximum of $10,250 for Canadian employees and $11,500 for those in the United States. Employees based in Frankfurt, Germany also benefit from certain employer contributions into the employees' pension funds (DUPK/RUK). The Corporation's executive officers, including the Named Executive Officers, are eligible to participate in such employer-contribution plans to the same extent and in the same manner as all other employees of the Corporation.

6.5.4    Summary Compensation Table
The Summary Compensation Table set forth below shows compensation information for each of the Named Executive Officers as well as for the former President and Chief Executive Officer for services rendered in all capacities during each of the financial years ended December 31, 2013, 2012 and 2011.
SUMMARY COMPENSATION TABLE

							Non-equity incentive plan compensation
Name and principal position	Years	Salary		Share based awards		Option based awards(1)	Annual incentive plan	Long-term incentive plans	Pension Value	All other compensation(2)		Total compensation
		($)		($)		($)	($)	($)	($)	($)		($)
Dodd, David A. President and Chief Executive Officer	2013	328,846	(3)	414,048	(4)	474,606	50,000	—	—	11,500	(5)	1,279,000
	2012	—		—		—	—	—	—	—		—
	2011	—		—		—	—	—	—	—		—
Engel, Juergen Former President and Chief Executive Officer	2013	148,825	(6)	—		—	—	—	—	1,679,920	(7)(8)	1,828,745
	2012	443,601		—		237,876	—	—	797,849	200,974	(8)	1,680,300
	2011	505,260		—		336,420	160,764	—	590,136	214,212	(8)	1,806,792
Turpin, Dennis Senior Vice President and Chief Financial Officer	2013	331,652		—		—	66,677	—	—	4,763	(9)	403,092
	2012	341,605		—		149,787	—	—	—	—		491,392
	2011	332,434		—		131,198	80,509	—	—	5,056	(9)	549,197
Blake, Paul(10) Former Senior Vice President and Chief Medical Officer	2013	384,300		—		—	—	—	—	11,500	(5)	395,800
	2012	384,300		—		143,902	—	—	—	11,000	(5)	539,202
	2011	370,223		—		136,622	89,670	—	—	11,000	(5)	607,515
Pelliccione, Nicholas J.(10) Former Senior Vice President, Regulatory Affairs and Quality Assurance	2013	333,600		—		—	—	—	—	11,500	(5)	345,100
	2012	333,600		—		125,000	—	—	—	11,000	(5)	469,600
	2011	321,062		—		130,178	77,739	—	—	11,000	(5)	539,979
Dinges, Jude Senior Vice President and Chief Commercial Officer	2013	121,988	(11)	—		135,542	—	—	—	2,354	(5)	259,884
	2012	—		—		—	—	—	—	—		—
	2011	—		—		—	—	—	—	—		—
_________________________

(1)
The value of option-based awards represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant (US$1.98 for options granted on April 15, 2013 and US$1.12 for options granted on November 27, 2013) multiplied by the Black-Scholes factor as at such date (79.90% for options granted on April 15, 2013 and 80.68% for options granted on November 27, 2013) and the number of stock options granted on such date.

(2)
"All Other Compensation" represents perquisites and other personal benefits which, in the aggregate, amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer's total salary for the financial year ended December 31, 2013. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer, if applicable. In the case of the former President and Chief Executive Officer, Juergen Engel, "All Other Compensation" includes a termination or severance payment, as well as mandatory pension payments paid to him after he attained age 65. See also note (7) below.

(3)	Represents the salary actually earned by and paid to Mr. Dodd following his appointment as President and Chief Executive Officer on April 15, 2013.

(4)
The value of Mr. Dodd's share-based awards represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant (US$1.98 for share appreciation rights ("SARS") granted on April 15, 2013) multiplied by the Black-Scholes factor as at such date (175,000 SARS at a factor of 54% and 200,000 SARS at a factor of 58%) and the number of SARS granted on such date.

(5)	Represents 401(k) employer contributions to Messrs. Dodd's, Blake's, Pelliccione's and Dinges's retirement savings plans.

(6)	Represents the salary actually earned by and paid to Mr. Engel in his capacity as President and Chief Executive Officer until his departure from the Corporation effective April 15, 2013.

(7)	Under the terms of a release agreement, Mr. Engel received a termination or severance payment of approximately US$1.4 million.

(8)	Represents mandatory pension payments made to the former President and Chief Executive Officer in 2011, 2012 and 2013 after he attained age 65.

(9)	Represents RRSP employer contribution to Mr. Turpin's retirement savings plan.

(10)	Messrs. Blake and Pelliccione ceased to be employed by Aeterna Zentaris as of March 13, 2014.

(11)
Represents consultant fees paid to Mr. Dinges between May 12, 2013 and October 31, 2013 combined with the salary actually paid to him following his appointment as Senior Vice President and Chief Commercial Officer on November 1, 2013.

6.5.5    Compensation of the Chief Executive Officer
The compensation of the President and Chief Executive Officer is governed by the Corporation's executive compensation policy described in Section 6.2, "Compensation of Executive Officers", and the President and Chief Executive Officer participates, together with the other Named Executive Officers, in all of the Corporation's incentive plans.
Mr. Dodd's total earned salary from April 15 to December 31, 2013 was $328,846 (based on an annual base salary of $475,000), which places him at approximately 6% below the 50th percentile in the Reference Group.
Having considered Mr. Dodd's performance during the 2013 year, his significant operational and commercial experience and the fact that he is key to the continued operation and transformation of the Corporation, the Governance Committee recommended, and the Board approved that a cash bonus in the amount of US$50,000 be awarded to Mr. Dodd in respect of the 2013 year.
For the financial year ended December 31, 2013, the Governance Committee recommended that no stock options be granted to the President and Chief Executive Officer under the long-term equity compensation plan, although Mr. Dodd did receive a grant of 300,000 stock options in connection with his appointment in April 2013. See Section 6.3.8, "Long-Term Equity Compensation Plan of Executive Officers – Summary of the Stock Option Plan", for a complete description of the Stock Option Plan.
6.6    Securities Authorized for Issuance under Equity Compensation Plans
The following table sets forth, as at December 31, 2013, the information with respect to all of the Corporation's compensation plans pursuant to which equity securities of the Corporation are authorized for issuance:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	2,412,573	6.20	2,752,996
Equity compensation plans not approved by securityholders(1)	44,028	10.29	—
Total:	2,456,601	6.27	2,752,996
_________________________

(1)
Consists entirely of compensation warrants to purchase Common Shares issued by the Corporation to an agent and certain of its representatives in connection with various public offerings of securities. The Corporation's consolidated financial statements for the financial year ended December 31, 2013 contain a description of such compensation warrants.

6.7    Performance Graph
On December 31, 2013, the closing price of a Common Share on the TSX was CAN$1.47. The following graph shows the cumulative return of a CAN$100 investment in the Common Shares made on December 31, 2008 on the TSX, compared with the total return of the S&P/TSX Composite Index for each financial year shown on this graph.

AEZ
S&P/TSX
300
250
200
150
100
50
0
12-31-2008
12-31-2009
12-31-2010
12-31-2011
12-30-2012
12-31-2013

	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013
Aeterna Zentaris (TSX)	CAN$100	CAN$147	CAN$297	CAN$269	CAN$68	CAN$42
S&P/TSX Composite	CAN$100	CAN$131	CAN$150	CAN$133	CAN$138	CAN$152
The Corporation's executive compensation is reviewed annually and approved by the Board upon the recommendation of the Governance Committee. The Governance Committee considers several factors in connection with its determination of appropriate levels of executive compensation, including, but not limited to, the demand for and supply of skilled professionals in the life sciences and biopharmaceutical sectors generally, an executive's individual performance, the Corporation's performance (which is not necessarily tied exclusively to the trading price of the Common Shares on the TSX and the NASDAQ) and other factors discussed under Section 6.3, "Compensation Discussion & Analysis" above. In addition, during the five-year period ended December 31, 2013, the Corporation has remained a pre-profit biopharmaceutical company, and thus the market price of its publicly traded equity securities may not fully reflect the long-term value of its underlying assets.
The trading price of the Common Shares on the TSX and the NASDAQ is subject to fluctuation based on several factors, many of which are beyond the control of the Corporation and some of which are disclosed and discussed under the heading "Risk Factors" in the Corporation's annual report on Form 20-F.
The Corporation also examines and considers executive compensation levels relative to certain industry peer companies comprising the Reference Group, many of which do not necessarily correspond to the market or trading price of the securities of the companies within the Reference Group.
The trend shown by the performance graph set forth above represents a moderate increase in cumulative total shareholder return until year-end 2010, followed by a decline until year-end 2013. During the first year of the period (i.e. 2008), the compensation (salary and bonuses) paid to the Named Executive Officers steadily increased in order to generally bring the compensation package of the Named Executive Officers up to the median of executive pay in the Reference Group. However, in December 2009, the Governance Committee recommended, and the Board approved, in light of then prevailing economic and market conditions, as well as the cost-saving measures implemented by the Corporation, that no cash bonuses be paid in respect of the year 2009 and that, for the year 2010, a maximum of 50% of an executive officer's bonus be paid in cash. Therefore, due to the absence of bonus payments in 2009, compensation paid to the Named Executive Officers decreased by 18% in 2009 as compared to 2008 and increased by 8% in 2010 as compared to 2009 with partial cash bonus awards having been reinstated with respect to the 2010 year. In the 2011 year, the Governance Committee recommended, and the Board approved, that a maximum of 70% of an executive officer's bonus be paid in cash. Therefore, in 2011, the value of compensation paid to the Named Executive Officers increased by 17.04% in 2011 as compared to 2010. However, in the year 2012, due to the absence of cash bonus payments, the value of compensation paid to Named Executive Officers decreased by 22.5% as compared to 2011. Finally, in 2013, as a result of cash bonuses being paid only to the President and Chief Executive Officer and to the Senior Vice President and Chief Financial Officer, the value of compensation paid to Named Executive Officers decreased by 3.6% as compared to 2012 while the market price of the Corporation's Common Shares on the TSX declined by 38% in 2013 in Canadian dollar terms.
For the first year of the five-year period ended December 31, 2013, the trend for shareholder return shown in the above graph does not generally correspond to the trend in compensation (salary and bonuses) paid to the Corporation's Named Executive Officers. However, starting in 2009 and increasingly in 2010, the trend of changes in compensation paid to the Corporation's Named Executive Officers became more aligned with the evolution of the Corporation's share price, in light of then prevailing economic and market conditions. Although for the year ended December 31, 2011 the trend for shareholder return shown in the above graph does not correspond to the trend in compensation (salary and bonus) paid to the Corporation's Named Executive Officers, the trend of compensation paid to the Corporation's Named Executive Officers for the year ended December 31, 2012 and for the year ended December 31, 2013 was more in line with the trend for shareholder return over the same period, given the decrease in the compensation paid to the Corporation's Named Executive Officers.
6.8    Summary
In accordance with the Corporation's executive compensation policy, a relatively significant portion of the compensation of its executive officers is tied to the performance of the Corporation, the responsibilities inherent in their duties and, to a certain extent, the performance of the Corporation's publicly traded Common Shares and their long-term appreciation. The Governance Committee reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with the objectives, values and strategies of the Corporation.
If the circumstances so require, the Governance Committee may recommend employment conditions that are different from the policies in effect as well as the execution of non-standard employment contracts by the Corporation.
By the Nominating, Governance and Compensation Committee:
José P. Dorais, Chairman
Carolyn Egbert
Juergen Ernst
SECTION 7.    EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS
The Corporation and/or its subsidiaries have entered into employment agreements (the "Employment Agreements") with each of the Named Executive Officers who remain in the employment of the Corporation. The Employment Agreements provide that the Corporation will pay the Named Executive Officers a base salary and an annual bonus and that such executives will be eligible to receive long-term incentive grants in the form of stock options which will be reviewed annually in accordance with the Corporation's policies. The Employment Agreements have an indefinite term. Each of the Employment Agreements provides that if the Corporation terminates the employment of a Named Executive Officer without "Cause" (or, in the case of Messrs. Dodd and Dinges, there is a "separation from service" within the meaning of §409A of the US Internal Revenue Code of 1986, as amended (a "Separation from Service") or a resignation for "Good Reason"), then the executive will be entitled to receive, in the case of Mr. Dodd, a lump-sum payment (less applicable tax withholdings) in an amount equal to twice the sum of his then base salary, his then annual bonus, the amount of his then car allowance, plus any earned retention bonus and eighteen months of the value of the other benefits to which he is entitled (through the purchase by the Corporation of eighteen months of the coverage required under the Consolidated Omnibus Budget Reconciliation Act of 1986 ("COBRA")). In the case of Mr. Turpin, the lump-sum payment will be equivalent to eighteen months of his then applicable base salary, 1.5 times the annual bonus of the preceding year and eighteen months of the value of the other benefits to which he is entitled. In the case of Mr. Dinges, he is entitled to receive a lump-sum payment (less applicable tax withholdings) in an amount equal to one times the sum of his then base salary, his then annual bonus, pro-rated as applicable, any earned retention bonus, the amount of his then car allowance and eighteen months of the value of the other benefits to which he is entitled (through the purchase by the Corporation of eighteen months of the coverage required under COBRA). In addition, in the case of Messrs. Dodd and Dinges, if the executive has a Separation of Service, then the executive's right to exercise all then outstanding stock options granted to him shall fully and immediately vest on the effective date of the Separation from Service. Messrs. Blake and Pelliccione ceased to be employed by Aeterna Zentaris as of March 13, 2014.

Furthermore, each of Messrs. Dodd, Turpin and Dinges shall not, for a period equal to one year following such executive's termination of employment with the Corporation, directly or indirectly, compete with the Corporation; solicit any clients of the Corporation or do anything whatsoever to induce or to lead any person to end, in whole or in part, its business relations with the Corporation; induce, attempt to induce or otherwise interfere in the relations which the Corporation has with its distributors, suppliers, representatives, agents and other parties with whom the Corporation deals; or induce, attempt to induce or otherwise solicit the personnel of the Corporation to leave their employment with the Corporation or hire the personnel of the Corporation for any enterprise in which the executive has an interest.
The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Name	Termination Provisions Value ($)(1) (2)
Dodd, David	1,657,686
Turpin, Dennis	639,923
Blake, Paul	452,539
Pelliccione, Nicholas J.	401,839
Dinges, Jude	428,359
_________________________

(1)	The termination values assume that the triggering event took place on the last business day of the Corporation's financial year-end (December 31, 2013).

(2)	Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered as "incremental" payments made in connection with termination of employment.
Pursuant to the Employment Agreements, each of Messrs. Dodd and Turpin are also entitled to receive, as of the date of this Circular, certain payments (the "Change of Control Payments") in the event (i) a "Change of Control" occurs, and (ii) during the twelve-month period following the Change of Control, either the Corporation terminates the employment of the executive without "Cause" (or, in the case of Mr. Dodd, there is a Separation from Service), or if the executive terminates his or her employment for "Good Reason" during such period. However, in accordance with the provisions of Mr. Turpin's Employment Agreement, the Corporation was entitled to unilaterally terminate his right to receive the Change of Control Payment at a specified period of time. In 2013, the Corporation thus provided notice to Mr. Turpin of the termination of his right to receive Change of Control Payment in accordance with the terms of his Employment Agreement. Consequently, effective June 29, 2014, Mr. Turpin will no longer be entitled to receive the Change of Control Payment detailed below.
The Change of Control Payments are as follows:

•
for Mr. Dodd, (i) the equivalent of 36 months of his then annual base salary, (ii) an amount equivalent to twice the annual bonus, if any, which he would have been entitled to receive in the year during which the Change of Control occurred, (iii) any earned retention bonus, and (iv) an amount equivalent to 12 months of the then annual cost to provide the other benefits to which he is entitled, or the cost to purchase coverage by the Corporation under COBRA for such benefits, whichever is applicable; and

•
for Mr. Turpin, the Change of Control Payment (which will terminate on June 29, 2014 as described above) would be the same as in the context of a termination of employment described above, except that the 1.5 multiple of his bonus payment would be based on his potential bonus for the year in which the Change of Control occurs as opposed to his actual bonus received for the preceding financial year.

All Change of Control Payments described above are subject to applicable statutory withholdings. In addition, in the event of a Change of Control followed by termination of employment within twelve months, any outstanding stock options held by Mr. Turpin are unaffected by the change of control provisions included in his Employment Agreement and such stock options will be treated in accordance with the applicable provisions of the Stock Option Plan described in Section 6.3.8, "Long-Term Equity Compensation Plan of Executive Officers – Summary of the Stock Option Plan", of this Circular, while any outstanding stock options held by Mr. Dodd shall, in such circumstances, fully and immediately vest on the date of his Separation from Service.
For the purposes of the applicable Employment Agreements (including the annexes and schedules thereto):

•
a "Change of Control" shall be deemed to have occurred in any of the following circumstances: (i) subject to certain exceptions, upon the acquisition by a person (or one or more persons who are affiliates of one another or who are acting jointly or in concert) of a beneficial interest in securities of the Corporation representing in any circumstance 50% or more of the voting rights attaching to the then outstanding securities of the Corporation; (ii) upon a sale or other disposition of all or substantially all of the Corporation's assets; (iii) upon a plan of liquidation or dissolution of the Corporation; or (iv) if, for any reason, including an amalgamation, merger or consolidation of the Corporation with or into another company, the individuals who, as at the date of the relevant Employment Agreement, constituted the Board (and any new directors whose appointment by the Board or whose nomination for election by the Corporation's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors as at the date of the relevant Employment Agreement or whose appointment or nomination for election was previously so approved) cease to constitute a majority of the members of the Board;

•
termination of employment by the Corporation for "Cause" includes (but is not limited to) (i) if the executive commits any fraud, theft, embezzlement or other criminal act of a similar nature, and (ii) if the executive is guilty of serious misconduct or willful negligence in the performance of his duties; and

•	termination of employment by the executive officer for "Good Reason" means,

◦
in the case of Mr. Dodd, the occurrence, without his express written consent, of any of the following acts: (i) a material reduction of his total compensation (including annual base salary plus annual bonus, benefits and number of stock options) as in effect on the date of his Employment Agreement or as same may be increased from time to time, provided such reduction is not warranted and due to company performance; (ii) any change in his direct reporting relationship to the Board; (iii) any reduction in his duties and responsibilities as President and Chief Executive Officer of the Corporation; or (iv) a physical change of one hundred miles of more in his principal place of business;

◦
in the case of Mr. Turpin, the occurrence, without the executive's express written consent, of any of the following acts: (i) a material reduction of the executive's total compensation (including annual base salary plus annual bonus, benefits and number of stock options) as in effect on the date of his Employment Agreement or as same may be increased from time to time; (ii) a material reduction or change in the executive's duties, authority, responsibilities, accountability or a change in the business or corporate structure of the Corporation which materially affects his or her authority, compensation or ability to perform duties or responsibilities (such as shifting from a policy-making to a policy-implementation position); (iii) a forced relocation; or (iv) a material change in the terms and conditions of the change of control provisions included in his Employment Agreement that are not otherwise contemplated by his Employment Agreement; and

◦
in the case of Mr. Dinges, the occurrence, without his express written consent, of any of the following acts: (i) a more than 25% reduction of his base annual salary as in effect on the date of his Employment Agreement or as the same may be increased from time to time, provided such reduction is not warranted and due to either company performance or failure of Mr. Dinges to achieve performance standards or objectives as determined by the President of the Corporation in his/her sole and absolute discretion and judgment; or (ii) a material reduction in his duties and responsibilities as the Corporation's Chief Commercial Officer.

The following table shows, as at December 31, 2013, estimated incremental payments triggered pursuant to a Change of Control of the Corporation in accordance with the change of control provisions described above:

Name	Change of Control Provision Value ($)(1) (2)
Dodd, David A.	2,075,957
Turpin, Dennis	713,945	(3)
Blake, Paul	—
Pelliccione, Nicholas J.	777,899	(4)
Dinges, Jude	—
_________________________

(1)	The termination values assume that the triggering event took place on the last business day of the Corporation's financial year-end (December 31, 2013).

(2)	Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered as "incremental" payments made in connection with termination of employment.

(3)	Effective June 29, 2014, Mr. Turpin shall no longer be entitled to receive any such Change of Control Payment.

(4)	Effective May 7, 2014, Mr. Pelliccione shall no longer be entitled to receive any such Change of Control Payment.
SECTION 8.    APPOINTMENT OF AUDITORS AND AUDIT COMMITTEE DISCLOSURE
8.1    Appointment of Auditors
The Board proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Corporation and that the directors of the Corporation be authorized to determine their compensation upon the recommendation of the Audit Committee. PricewaterhouseCoopers LLP have acted as auditors of the Corporation since the financial year ended December 31, 1993.
Unless instructed to abstain from voting with regard to the appointment of auditors, the persons whose names appear on the enclosed form of proxy will vote in favour of the appointment of PricewaterhouseCoopers LLP and the authorization of the directors of the Corporation to determine their compensation.
8.2    Audit Committee Disclosure
National Instrument 52-110—Audit Committees ("NI 52-110") requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members of their Audit Committees, as well as all fees paid to external auditors. The Corporation is including such required disclosure with respect to its Audit Committee both in this Circular as well as in its annual report on Form 20-F that satisfies the requirement to file an annual information form under Canadian securities legislation. The Audit Committee Charter is attached as Schedule C to this Circular and is also accessible on the Corporation's website at www.aezsinc.com.
8.3    Composition of the Audit Committee
Mr. José P. Dorais, Mr. Pierre Lapalme, and Mr. Gérard Limoges, FCPA, FCA (Chairman) are the current members of the Corporation's Audit Committee, each of whom is independent and financially literate within the meaning of NI 52-110.

8.4    Education and Relevant Experience
The education and relevant experience of each of the current members of the Audit Committee are described below.
José P. Dorais — Mr. Dorais has served as a director on the Corporation's Board since 2006. Mr. Dorais is a partner of Miller Thomson LLP where he mainly practices administrative, corporate, business and international trade law. Over his 35-year career, he has worked in both the private and public sectors; in the latter he acted as Secretary to the Minister of Justice and as Secretary of the consulting committee on the Free Trade Agreement for the Quebec Provincial Government. Mr. Dorais has been a member of numerous boards of directors, including the Société des Alcools du Québec, Armand-Frappier Institute, Biochem Pharma and St-Luc Hospital in Montreal. He was until recently a member of the Board of Directors of Alliance Films Inc. and Investissement Québec and Chairman of the Board of Foster Wheeler Énergie Inc. He holds a law degree from the University of Ottawa and is a member of the Barreau du Québec.
Pierre Lapalme — Mr. Lapalme has served as a director on the Corporation's Board since December 2009. Mr. Lapalme has, over the course of his career, held numerous senior management positions in various global life sciences companies. He is former Senior Vice President, Sales and Marketing for Ciba-Geigy (which subsequently became Novartis) and former Chief Executive Officer and Chairman of the Board of Rhone-Poulenc Pharmaceuticals Inc. in Canada and in North America, as well as Executive Vice President and Chief Executive Officer of Rhone-Poulenc-Rorer Inc. North America (now sanofi-aventis), where he supervised the development, manufacturing and sales of prescription products in North and Central America. Mr. Lapalme served on the Board of Directors of the National Pharmaceutical Council USA and was a member of the Board of Directors of the Pharmaceutical Manufacturers Association of Canada, where he played a leading role in reinstituting patent protection for pharmaceuticals. Until recently, he was a member of the Board and Chairman of the Board of Sciele Pharma Inc., which was acquired by Shionogi and Co. Ltd. Mr. Lapalme is currently Chairman of the Board of Biomarin Inc., Chairman of the Board of Pediapharm Inc., Chairman of the Board of GlyPharma Therapeutics and a member of the Board of Directors of Algorithme Pharma Inc. and of Insy's Therapeutics Inc., a Phoenix-Arizona based specialty pharma company. He studied at the University of Western Ontario and at INSEAD, France.
Gérard Limoges, C.M., FCPA, FCA — Mr. Limoges has served as a director on the Corporation's Board since 2004. Mr. Limoges served as the Deputy Chairman of Ernst & Young LLP Canada until his retirement in September 1999. After a career of 37 years with Ernst & Young, Mr. Limoges has been devoting his time as a director of a number of companies. Mr. Limoges began his career with Ernst & Young in Montreal in 1962. After graduating from the Management Faculty of the Université de Montréal (HEC Montréal) in 1966, he wrote the CICA exams the same year (Honors: Governor General's Gold Medal for the highest marks in Canada and Gold Medal of the Ordre des Comptables Agréés du Québec). He became a chartered accountant in 1967 and partner of Ernst & Young in 1971. After practicing as auditor since 1962 and partner since 1971, he was appointed Managing Partner of the Montreal Office in 1979 and Chairman for Quebec in 1984 when he also joined the National Executive Committee. In 1992, he was appointed Vice Chairman of Ernst & Young Canada and the following year, Deputy Chairman of the Canadian firm. After retirement from practice at the end of September 1999, he was appointed Trustee of the School board of Greater Montreal (1999), member of the Quebec Commission on Health Care and Social Services (2000-2001) and special advisor to the Rector of the Université de Montréal and affiliate schools (2000-2003). Mr. Limoges, at the request of the Board of Directors of the Université de Montréal, participated in the selection of the Dean of the Faculty of Medicine in 2011. Mr. Limoges is a board member or trustee and chairman of the Audit Committees of the following public companies: Aeterna Zentaris Inc. (TSX and the NASDAQ), Hartco Inc. (TSX), PROREIT (TSX) and Hart Stores Inc. (TSXV). He is also a board member of various private companies and charities. Mr. Limoges became an FCPA, FCA (Fellow) in 1984 and received the Order of Canada in 2002.
8.5    Pre-Approval Policies and Procedures
Form 52-110F1 requires the Corporation to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee Charter (attached as Schedule C to this Circular) provides that it is such committee's responsibility to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. The pre-approval by the Chairman is then presented to the Audit Committee at its first scheduled meeting following such pre-approval.

8.6    External Auditor Service Fees
In addition to performing the audit of the Corporation's consolidated financial statements and its subsidiaries, PricewaterhouseCoopers LLP provided other services to the Corporation and its subsidiaries and billed the Corporation and its subsidiaries the following fees for each of the Corporation's two most recently completed financial years.

Fees	Financial Year Ended December 31, 2013 ($)	Financial Year Ended December 31, 2012 ($)
Audit Fees(1)	422,613	364,442
Audit-Related Fees(2)	218,857	79,652
Tax Fees(3)	36,332	52,726
All other Fees(4)	8,928	—
Total Fees:	686,730	496,820
_________________________

(1)
Refers to all fees incurred in respect of audit services, being the professional services rendered by the Corporation's external auditor for the audit and review of the Corporation's financial statements as well as services normally provided by the external auditor in connection with statutory and regulatory filings and engagements.

(2)
Includes audit or attest services not required by statute or regulation, employee benefit plan audits, due diligence services, and accounting consultations on proposed transactions, including the review of prospectus supplements and the delivery of customary consent and comfort letters in connection therewith, as well as evaluations of accounting policy decisions.

(3)	Refers to all fees incurred in respect of tax compliance, tax planning and tax advice.

(4)	Refers to all fees not included in audit fees, audit-related fees and tax fees.
SECTION 9.    STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Board considers good corporate governance to be important to the effective operations of the Corporation. The Corporation complies with applicable Canadian legislation and regulations such as National Instrument 58-101—Disclosure of Corporate Governance Practices (the "CSA Disclosure Instrument") and National Policy 58-201—Corporate Governance Guidelines (the "CSA Governance Policy") of the Canadian Securities Administrators (the "CSA"). Pursuant to the requirements of the CSA Disclosure Instrument, the Corporation sets out in Schedule A to this Circular the disclosure required by the CSA Disclosure Instrument (which are set out in Form 58-101F1 of the CSA Disclosure Instrument) and provides a response to each item, which together describe how the Corporation has integrated these "best practices" of corporate governance.
SECTION 10.    INDEBTEDNESS OF DIRECTORS AND OFFICERS
Neither at any time during the financial year ended December 31, 2013 nor as at March 20, 2014 were any of the directors or officers indebted to the Corporation in respect of the purchase of securities of the Corporation or otherwise. The Board has adopted a resolution formally prohibiting (i) the making of any new loans to its directors and officers, and (ii) modifying the material terms of any such then existing loans.
SECTION 11.    INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as described below, the Corporation is not aware that any of its "informed persons" has had an interest in any material transaction carried out since the beginning of the Corporation's last completed financial year or in any proposed transaction which has materially affected or is likely to materially affect the Corporation or any of its subsidiaries. Applicable securities legislation defines an "informed person" as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, or who exercises control or direction over directly or indirectly, voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

SECTION 12.    SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS
Shareholder proposals must be submitted no later than December 19, 2014 so that the Corporation may include them in its management information circular that will be prepared and mailed in connection with the Corporation's annual meeting of shareholders in 2015.
SECTION 13.    ADDITIONAL INFORMATION
The Corporation will provide the following documents to any person or company upon request to the Chief Financial Officer of the Corporation, at its head office at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5:

(i)
one copy of the audited annual financial statements of the Corporation for its most recently completed financial year together with the report of the auditors thereon and Management's Discussion and Analysis for such financial year and one copy of any interim financial statements of the Corporation published subsequent to the financial statements for its most recent financial year and Management's Discussion and Analysis thereon; and

(ii)	one copy of this Circular.
In addition, the Corporation's annual report on Form 20-F (filed in Canada in lieu of an annual information form) will be available from the date of its filing with the securities commissions or similar securities regulatory authorities in Canada as well as any other document incorporated by reference in such annual report. The Corporation may require the payment of reasonable expenses if a request is received from a person who is not a holder of securities of the Corporation, unless the Corporation makes a distribution of its securities pursuant to a short form prospectus, in which case such documents will be provided free of charge. Copies of the Corporation's public disclosure documents, including financial statements, information circulars and annual information forms, are also available at the following websites: www.aezsinc.com, www.sedar.com and www.sec.gov. Financial information related to the Corporation is provided in its audited consolidated financial statements and Management's Discussion and Analysis thereon for the financial year ended December 31, 2013.
SECTION 14.    MAIL SERVICE INTERRUPTION
If there is a mail interruption prior to a shareholder mailing a completed proxy to Computershare, it is recommended that the shareholder deposit the completed proxy, in the envelope provided, at any of the following offices of Computershare:

Alberta Suite 600, 530, 8th Avenue SW Calgary, Alberta T2P 3S8	Nova Scotia 1969 Upper Water Street Suite 2008, Purdy's Wharf, Tower II Halifax, Nova Scotia B3J 3R7	Quebec 7th Floor 1500 University Street Montréal, Quebec H3A 3S8
Ontario 9th Floor 100 University Avenue Toronto, Ontario M5J 2Y1	British Columbia 2nd Floor 830, 510 Burrard Street Vancouver, British Columbia V6C 3B9
SECTION 15.    DIRECTORS' APPROVAL
The contents and the sending of this Circular were approved by the Board of Directors of the Corporation.
Dated at Montreal, Quebec, Canada, March 20, 2014.
Elliot Shapiro
Corporate Secretary

SCHEDULE A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
NEW DISCLOSURE RULES AND POLICIES (FORM 58-101F1)

1.	BOARD OF DIRECTORS

A.	Disclose the identity of directors who are independent.
All of the directors other than Mr. Dodd, the President and Chief Executive Officer, namely Messrs. Aubut, Dorais, Ernst, Lapalme, Limoges and Ms. Egbert, are independent.

B.	Disclose the identity of directors who are not independent and describe the basis for that determination.
Mr. Dodd, the President and Chief Executive Officer of the Corporation, is not independent as he is an executive officer of the Corporation.

C.
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors (the "Board") does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board is currently composed of a majority of independent directors, being six (6) out of seven (7) directors. Management is proposing seven (7) candidates for election as directors at the Meeting, of which six (6) are independent.

D.	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of director	Name of reporting issuer
Aubut, Marcel	Boralex Power Income Fund Boralex Inc.
Ernst, Juergen	Pharming Group N.V.
Lapalme, Pierre	BioMarin Pharmaceutical Inc.
Limoges, Gérard	Hartco Inc. Hart Stores Inc. PRO Real Estate Investment Trust (PROREIT)

E.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If yes, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If not, describe what the Board does to facilitate open and candid discussion amongst its independent directors.

At virtually every Board meeting, there is a portion at which non-independent directors and members of management do not participate. In 2013, five meetings were held at which non-independent directors and members of management did not participate.

F.
Disclose whether or not the Chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his role and responsibilities. If not, describe what the Board does to provide leadership for its independent directors.

Mr. Juergen Ernst, Chairman of the Board, is an independent director. A summary description of the Chairman's role and responsibilities is provided in Section 3A below.

G.	Disclose the attendance record of each director for all Board meetings held since the beginning of the most recently completed financial year.

	Board	Audit Committee	Governance Committee
Marcel Aubut	9/11	N/A	N/A
Dodd, David A.(1)	8/8	N/A	N/A
José P. Dorais(2)	11/11	2/2	6/6
Carolyn Egbert	10/11	N/A	6/6
Juergen Engel(3)	2/3	N/A	N/A
Juergen Ernst	11/11	N/A	6/6
Pierre Lapalme	10/11	3/4	N/A
Gérard Limoges(4)	11/11	4/4	3/3
Michael Meyers(5)	3/4	2/2	N/A
_________________________

(1)	David A. Dodd was appointed as a director on April 15, 2013.

(2)	José P. Dorais has been a member of the Audit Committee since May 8, 2014.

(3)	Juergen Engel was a director of the Corporation until April 2013.

(4)	Gérard Limoges was a member of the Governance Committee until May 8, 2013.

(5)	Michael Meyers was a director of the Corporation from March 2011 to May 8, 2013. He did not stand for re-election at the annual meeting of shareholders held on May 8, 2013.

2.	BOARD MANDATE
Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.
The Board has adopted and approved a written mandate that was revised on March 4, 2008, a copy of which is attached as Schedule B to this Circular.

3.	POSITION DESCRIPTIONS

A.
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If not, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has adopted and approved a written description for the chair of the Board and the chair of each Board committee. The mandate of the Chairman of the Board states that he/she is responsible for the administration, development and efficient operation of the Board. The Chairman assists the President and Chief Executive Officer in overseeing the operational aspects involved in managing the Corporation. In addition, the Chairman ensures that the Board adequately discharges its mandate and that the Board's responsibilities and lines of delineation between the Board and management are well understood by the directors. The mandates of each committee chair provide that each chair's responsibility is to manage efficiently his or her respective committee. The committee chair must ensure that the committee adequately discharges its mandate. Committee chairs must report regularly to the Board on the business of their committee.

B.
Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If not, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.

The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer. The Board expects the Chief Executive Officer and the Corporation's senior management team to be responsible for the management of the Corporation's strategic and operational agenda and for the execution of the decisions of the Board.

4.	ORIENTATION AND CONTINUING EDUCATION

A.	Briefly describe what measures the Board takes to orient new directors regarding:

(i)	the role of the Board, its committees and its directors, and

(ii)	the nature and operation of the issuer's business.
The Board ensures that every new director possesses the capacities, expertise, availability and knowledge required to fill this position. In addition, the Chairman of the Board and the Chief Executive Officer meet new directors in order to give them information on the Corporation's operations. Each new director receives an information booklet that includes the mandate of the Board and all corporate documents related to operations, product pipeline and financial condition.

B.
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge to meet their obligations as directors.

Information is periodically provided to all directors in respect of their role and responsibilities. Moreover, all revised corporate documents are systematically sent to directors (product pipeline, fact sheet, corporate presentation, etc.). At every meeting of the Board, directors have an opportunity to hear presentations by executive officers on various topics regarding the Corporation's operations.

5.	ETHICAL BUSINESS CONDUCT

A.	Disclose whether or not the Board has adopted a written code for the directors, officers, and employees. If the Board has adopted a written code:

(i)	Disclose how a person or company may obtain a copy of the code.
The Corporation has adopted and updated at various points a Code of Ethical Conduct (the "Code"). The Code is attached as Schedule E to this Circular and is also accessible on the Corporation's website at www.aezsinc.com and at www.sedar.com.

(ii)	Describe how the Board monitors compliance with its code or, if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code.
A copy of the Code was sent to each director, officer and employee when it was initially adopted and such persons also receive copies of the Code as and when it is updated. In addition, each new director, officer or employee also receives a copy of the Code when hired. The Corporation has selected an independent third-party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations of the Code as well as financial and/or accounting irregularities or fraud.

(iii)
Provide a cross-reference to any material change report filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been filed by the Corporation since January 1, 2013 regarding departures from the Code by directors or executive officers.

B.
Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

There is no director or executive officer of the Corporation who has a material interest in any transaction to which the Corporation is a party, other than ordinary course employment agreements. In the case of a material transaction whereby a director or executive officer would have an interest, the Audit Committee or a special committee of independent directors would analyze the situation and, if necessary, an external consultant would be appointed to make a recommendation on the appropriateness of entering into the transaction involving the director or executive officer.

C.	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.
On the website of the Corporation, under the section "Investor Relations/Governance", the Corporation indicates its commitment to preserving its reputation for integrity and excellence, and conducting the business and activities of the Corporation honestly and ethically and in compliance with applicable laws, rules and regulations. The Board has delegated to the Audit Committee the responsibility to ensure compliance with the Corporation's culture of ethical business conduct. A mechanism for confidential and anonymous disclosure has been put in place and is also available on the website of the Corporation. In addition, in compliance with the Corporation's policy, the Chair of the Audit Committee reports on a quarterly basis any report or complaints made under the anonymous hotline.

6.	NOMINATION OF DIRECTORS

A.	Describe the process by which the Board identifies new candidates for Board nomination.
The selection of new candidates is made by the Nominating, Governance and Compensation Committee (the "Governance Committee"). This committee establishes the criteria in respect of the complementarity and expertise that each candidate for election to the Board would bring to the Board. Next, the committee recommends to the Board new candidates for approval.

B.	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If not, describe what steps the Board takes to encourage an objective nomination process.
The Governance Committee is composed entirely of independent directors.

C.	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The Governance Committee serves as the Corporation's nominating committee. The responsibilities, powers and operation of this committee are set forth in its mandate, which is attached as Schedule D to this Circular.

7.	COMPENSATION

A.	Describe the process by which the Board determines the compensation for the directors and officers.
The compensation of directors and officers is recommended by the Governance Committee to the Board for approval. Compensation is reviewed annually by means of studies and, with respect to a Reference Group composed of comparable companies. See Section 6.1, "Remuneration of Directors" and Section 6.2, "Compensation of Executive Officers" for more details.

B.
Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If not, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Governance Committee serves as the Board's compensation committee. Each member of the Governance Committee is an independent director.

C.	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The Governance Committee serves as the Board's compensation committee. The responsibilities, powers and operation of the Governance Committee are set forth in its mandate, which is attached as Schedule D to this Circular.

D.
If a compensation consultant or advisor has, at any time since the beginning of the most recently completed financial year, been retained to assist in determining compensation for any of the Corporation's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.

In 2013, the Governance Committee retained James F. Reda and Associates ("Reda") as a compensation consultant. Reda was retained to assist the Governance Committee with (i) a review of the Corporation's compensation programs, particularly its executive short-term and long-term incentive programs, and (ii) a review and benchmarking of the remuneration of members of the Board. Reda analyzed the Corporation's past practices and defined a peer group of companies in order to understand the competitive compensation practices and to propose a program designed to deliver both cash and equity compensation components to the Corporation's directors and executive officers. The Corporation's director compensation structure was benchmarked against market compensation data gathered from United States biopharmaceutical organizations of comparable size. See Section 6.2.1.2, "Compensation Consultant" and Section 6.3.3, "Benchmarking" for more information.

8.	OTHER BOARD COMMITTEES
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Audit Committee and the Governance Committee are the sole standing committees of the Board.

9.	ASSESSMENTS
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If not, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.
The Governance Committee is responsible for assessing the Board as a whole and each individual director including the Chairman of the Board on an annual basis. The Chairman of the Board, who is also a member of the Governance Committee, meets with every Board member on an individual basis. Reports of the findings and recommendations, if any, are then presented to the Board and time is set aside at that meeting for a full and comprehensive discussion regarding the effectiveness of the Board and the committees and any agreed upon improvements are implemented.

SCHEDULE B
MANDATE OF THE BOARD OF DIRECTORS

1.	STEWARDSHIP RESPONSIBILITY
The Board of Directors (the "Board") of Aeterna Zentaris Inc. (the "Corporation") assumes stewardship of the Corporation's overall administration and supervises the management of the Corporation's operations with the objective of increasing shareholder value.
Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management's performance.
In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interests of the Corporation.
Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in Board decisions. From time to time, the Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities and, unless the mandate of a committee of the Board specifically confers upon such committee decision-making authority with respect to a particular matter, the Board retains ultimate decision-making authority with respect to all matters, as authorized to exercise pursuant to the law, relating to the administration and affairs of the Corporation.

2.	COMPOSITION OF THE BOARD AND OPERATION
The Corporation's Articles provide that the Board shall be composed of a minimum of five (5) and a maximum of fifteen (15) directors. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one third (1/3) of the number of directors elected at the last annual meeting of shareholders. The mandate of each director terminates at the end of the annual shareholders' meeting following that at which he or she was elected.
The Board is to be constituted of a majority of individuals who qualify as independent directors. An independent director is one who is independent of management and has no material relationship with, or receives no financial benefit from, the Corporation, other than directors' fees and share ownership. As a general rule, the interests of an independent director should be aligned with those of shareholders.
The composition of the Board should provide a mix of skills, business expertise and experience in the Corporation's areas of activities.
The Board must nominate its Chairman from among the directors of the Corporation. In addition, if the Chairman is a director who also is a member of senior management of, or is otherwise related to, the Corporation, the Board could also nominate a lead director, if appropriate, from among the independent directors to take on appropriate duties. From time to time, following meetings of the Board, the directors shall hold meetings at which senior management is not present in order to ensure a free and open discussion between directors.
The quorum at any meeting of the Board is a majority of directors in office and meetings of the Board are held at least quarterly and as required. In addition, a special meeting of the Board is held, at least once a year, to review the Corporation's strategic plan.
The Chairman of the Board develops the agenda for each meeting of the Board in consultation with the Chief Executive Officer. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board.
The Nominating, Governance and Compensation Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

3.	RESPONSIBILITIES
The Board has the following specific responsibilities:

(a)	Strategic Planning

(i)	Approving the Corporation's long-term strategy, taking into account, among other things, business opportunities and risks of the business.

(ii)	Approving and monitoring the implementation of the Corporation's annual business plan.

(iii)	Advising management on strategic issues.

(b)	Human Resources and Performance Assessment

(i)	Choosing the Chief Executive Officer (the "CEO") and approving the appointment of officers of the company.

(ii)
Monitoring and assessing the performance of the CEO and other members of the Executive Committee and approving their compensation, taking into consideration Board expectations and fixed goals and objectives.

(iii)	Assuring the existence and appropriately monitoring a management and Board succession planning process.

(iv)
Monitoring the size and composition of the Board and its committees based on the competencies, skills, and personal qualities sought in Board members as well as relevant securities regulations and guidelines.

(v)	Approving the list of Board nominees to be submitted for election by shareholders.

(vi)	Approving stock option and stock grant awards exceeding the limits delegated to the CEO.

(vii)	Reviewing and considering management requests regarding the hiring of consultants associated with the committee's responsibilities.

(c)	Financial Matters and Internal Control

(i)	Monitoring the integrity and quality of the Corporation's financial statements and the appropriateness of their disclosure.

(ii)
Reviewing the general content and the Audit Committee's report on the financial aspects of the Corporation's Annual Information Form, Annual Report, Management Proxy Circular, Management's Discussion and Analysis, prospectuses and any other document required to be disclosed or filed by the Corporation before such documents are publicly disclosed or filed with the appropriate regulatory authorities.

(iii)	Level of authority structure.

(iv)
Approving annual operating and capital budgets, the issuance of securities and, subject to the schedule of authority adopted by the Board, any transaction outside the ordinary course of business, including proposals on mergers, acquisitions or other major transactions, such as investments, divestitures, stock consolidations, reclassifications or recapitalizations exceeding an aggregate value.

(v)	Selecting, engaging and managing the external financial auditors of the company.

(vi)	Determining dividend policies and procedures.

(vii)
Taking all reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities.

(viii)
Monitoring the quality and integrity of the Corporation's accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:

(a)	the integrity and quality of the Corporation's financial statements and other financial information and the appropriateness and adequacy of their disclosure;

(b)	the review of the Audit Committee on external auditors' independence and qualifications;

(c)	the performance of the Corporation's internal audit function, if any, and of the Corporation's external auditors; and

(d)	the Corporation's compliance with applicable legal and regulatory requirements (including those related to environment, safety and security).

(ix)	Monitoring the Corporation's compliance with applicable legal and regulatory requirements.

(x)	Reviewing at least annually the Corporation's communications policy and monitoring the Corporation's communications with analysts, investors and the public.

(d)	Corporate Governance Matters

(i)	Taking all reasonable measures to satisfy itself as to the integrity of management and ensuring that management creates a culture of integrity throughout the Corporation.

(ii)
Reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving stakeholder feedback, and the adequate public disclosure thereof.

(iii)
Adopting and reviewing, on a regular basis, the Corporation's Code of Ethical Conduct applicable to the Corporation's directors, its CEO, its financial officers and its other officers and employees and monitoring compliance with such code.

(iv)	Taking all reasonable measures to ensure the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors.

(v)	Adopting orientation and continuing education programs for directors.

(e)	Pension-Related Matters

(i)	Monitoring the governance structure, funding, and investment policies for the Corporation's pension plan(s).

Adopted and approved by the Board of Directors on February 28, 2006 and amended by the Board of Directors on March 4, 2008.

SCHEDULE C
AUDIT COMMITTEE CHARTER

1.	MISSION STATEMENT
The Audit Committee (the "Committee") will assist the Board of Directors in fulfilling its oversight responsibilities. The Audit Committee will review the financial reporting process, the system of internal control, the audit process, and the company's process for monitoring compliance with laws and regulations and with the Code of Ethical Conduct. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors. To effectively perform his or her role, each Committee member will obtain an understanding of the detailed responsibilities of Committee membership as well as the company's business, operations, and risks.
The function of the Committee is oversight and while it has the responsibilities and powers set forth in this charter, it is neither the duty of the Committee to plan or to conduct audits or to determine that the company's financial statements are complete, accurate and in accordance with generally accepted accounting principles, nor to maintain internal controls and procedures.

2.	POWERS
The Board authorizes the Audit Committee, within the scope of its responsibilities, to:

•	Perform activities within the scope of its charter.

•	Engage independent counsel and other advisers as it deems necessary to carry out its duties.

•	Set and pay the compensation for any advisors it employs.

•	Ensure the attendance of company officers at meetings as appropriate.

•	Have unrestricted access to members of management, employees and relevant information.

•	Communicate directly with the internal and external auditors.

3.	COMPOSITION

•	The Audit Committee shall be formed of a minimum of three members, each of which shall be a director not holding a management function.

•	Each member shall provide a useful contribution to the Committee.

•	All members shall be independent of management.

•	All members must be financially literate.

•	The chairperson of the Audit Committee shall be appointed by the Board from time to time.

•	The term of the mandate of each member shall be generally one year.

•	The quorum requirement for any meeting shall be a majority of the members.

•	The secretary of the Audit Committee shall be the secretary of the company or any other individual appointed by the Board.

4.	MEETINGS

•	If deemed necessary, the Audit Committee may invite other individuals.

•	External auditors shall be invited, if needed, to make presentations to the Audit Committee.

•	The Committee shall meet at least four times a year. Special meetings may be held if needed. If deemed necessary, external auditors may invite members to attend any meeting.

•	The Audit Committee will meet with the external auditors at least once a year without management presence.

•	The minutes of each meeting shall be recorded.

5.	ROLE AND RESPONSIBILITIES

A.	Financial Information

(i)	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

(ii)	Ask management and external auditors about significant risks and exposures and the plans to minimize such risks.

(iii)
Review the unaudited interim financial statements, the audited annual financial statements in addition to any documents which accompany such financial statements, such as the report of the external auditors, prior to filing or disclosure. Determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles and recommend their approval to the Board of Directors.

(iv)
Review and recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including Management's Discussion and Analysis of financial condition, all sections of the Annual Report and press releases concerning annual and interim financial results, and consider whether the information is adequate and consistent with members' knowledge about the company and its operations.

(v)
Review the compliance of the President and Chief Executive Officer and of the Chief Financial Officer certification on the company's controls and procedures disclosure of information and the attestation by management of the financial reports.

(vi)	Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures.

(vii)
Focus on judgmental areas such as those involving valuation of assets and liabilities including, for example, the accounting for and disclosure of: obsolete or slow-moving inventory; loan losses; warranty, product, and environmental liability; litigation reserves and other commitments and contingencies.

(viii)	Meet with management and the external auditors to review the financial statements and the results of the audit.

(ix)	Consider management's handling of proposed audit adjustments identified by the external auditors.

(x)	Ensure that the external auditors communicate certain required matters to the Committee.

(xi)
Be briefed on how management develops and summarizes quarterly financial information, the extent to which the external auditors review quarterly financial information, and whether that review is performed on a pre- or post-issuance basis.

(xii)
Meet with management and, if a pre-issuance review was completed, with the external auditors, either by telephone or in person, to review the interim financial statements and the results of the review.

(xiii)	To gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

•	Actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

•	Changes in financial ratios and relationships in the interim financial statements are consistent with changes in the company's operations and financing practices;

•	Generally accepted accounting principles have been consistently applied;

•	There are any actual or proposed changes in accounting or financial reporting practices;

•	There are any significant or unusual events or transactions;

•	The company's financial and operating controls are functioning effectively;

•	The company has complied with the terms and conditions of loan agreements or security indentures; and

•	The interim financial statements contain adequate and appropriate disclosures.

(xiv)	Ensure that the external auditors communicate certain required matters to the Committee.

B.	External Audit

(i)	Review the professional qualification of the auditors (including background and experience of partner and auditing personnel).

(ii)	Consider the independence of the external auditor and any potential conflicts of interest.

(iii)	Review on an annual basis the performance of the external auditors and make recommendations to the Board for their compensation, their appointment, retention and termination of their appointment.

(iv)	Oversee the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

(v)	Make sure to receive periodic reports from the external auditors.

(vi)
Review the external auditors' scope and plan of the annual audit, as well as the approach for the current year in light of the company's present circumstances and changes in regulatory and other requirements.

(vii)
Annually, or more frequently as may be required, consult with the external auditors, without the presence of management, as to internal controls, the fullness and accuracy of the financial statements, any significant difficulties encountered during the course of the audit or access to required information, the quality of financial personnel, the level of co-operation received from management any unresolved material differences of opinion or disputes.

(viii)	Discuss with the external auditor the appropriateness of the accounting policies applied in the company's financial reports and whether they are considered as aggressive, balanced or conservative.

(ix)
Approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services.

(x)	Review and approve the company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the company.

C.	Internal Control

(i)
Evaluate whether management is setting the appropriate tone at the top by communicating the importance of internal controls and ensuring that all individuals possess an understanding of their roles and responsibilities.

(ii)
Understand the controls and processes implemented by management to ensure that the financial statements derive from the underlying financial systems, comply with relevant standards and requirements, and are subject to appropriate management review.

(iii)	Satisfy itself as to the adequacy of company's review procedures regarding disclosure of other financial information.

(iv)	Gain an understanding of the current areas of financial risk and how these are being handled by the management.

(v)
Focus on the extent to which management reviews computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown.

(vi)	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

(vii)	Ensure that the external auditors keep the Audit Committee informed about fraud, illegal acts, deficiencies in internal control, and any other matter deemed appropriate.

(viii)
Establish procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) for the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

D.	Corporate governance

(i)
Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.

(ii)	Periodically obtain updates from management, general counsel, and tax director regarding compliance.

(iii)	Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.

(iv)	Review the findings of any examinations by regulatory agencies.

(v)	Ensure that a Code of Ethical Conduct is formalized in writing and that all employees are aware of it.

(vi)	Review periodically the content of the Code of Ethical Conduct and make sure employees are informed of amendments.

(vii)	Evaluate whether management is setting the appropriate tone at the top by communicating the importance of the Code of Ethical Conduct and the guidelines for acceptable business practices.

(viii)	Review the program for monitoring compliance with the Code of Ethical Conduct.

(ix)	Periodically obtain updates from management and general counsel regarding compliance.

E.	Other Responsibilities

(i)	Meet with the external auditors and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

(ii)	Ensure that significant findings and recommendations made by the external auditors are received and discussed on a timely basis.

(iii)	Review, with the company's counsel, any legal matters that could have a significant impact on the company's financial statements.

(iv)	Review the policies and procedures in effect for considering officers' expenses and perquisites.

(v)	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

(vi)	Perform other oversight functions as requested by the full Board.

(vii)	Regularly update the Board of Directors about Committee activities and make appropriate recommendations.

(viii)	Ensure the Board is aware of matters that may significantly impact on the financial condition or affairs of the business.

(ix)
Prepare any reports required by law or listing rules or requested by the Board, for example a report on the Audit Committee's activities and duties to be included in the section on corporate governance in the Annual Report.

(x)
Prepare and review with the Board, in the manner the Committee deems appropriate, an annual performance evaluation of the Committee and its members, comparing its performance with the requirements of this charter.

(xi)	Review and update the Committee charter annually.

(xii)	Discuss any changes required to be made to this charter with the Board and ensure the charter and any such changes are approved by the Board.

Adopted and approved by the Board of Directors on May 5, 2000, and amended by the Board of Directors on each of February 26, 2004, February 28, 2006, March 4, 2008, March 10, 2009 and March 23, 2010.

SCHEDULE D
MANDATE OF THE NOMINATING, GOVERNANCE AND COMPENSATION COMMITTEE

The Nominating, Governance and Compensation Committee (the "Governance Committee") of Aeterna Zentaris Inc. (the "Corporation") is a committee of the Board of Directors of the Corporation (the "Board") which assists the Board in developing the Corporation's approach to corporate governance issues, proposing new Board nominees, assessing the effectiveness of the Board and its committees, their respective chairs and individual directors. This committee also assists the Board in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning.

1.	COMPOSITION OF THE COMMITTEE AND OPERATION
The Governance Committee is composed of a minimum of three (3) members, a majority of whom qualify as independent directors, as determined by the Board. A majority of the members of the Governance Committee should have experience that is relevant in executive compensation matters and/or the appropriate skills and experience to assist the Governance Committee in making decisions on the suitability of executive compensation policies and practices. The chairperson of the Governance Committee shall be appointed by the Board from time to time, and the term of the mandate of each member shall be generally one year. The quorum at any meeting is a majority of its members and meetings are held at least twice a year and as required.
The Chair of the Governance Committee develops the agenda for each meeting of the Governance Committee in consultation with the Chairman of the Board. The agenda and the appropriate materials are provided to members on a timely basis prior to any meeting. The Chair of the Governance Committee reports regularly to the Board on the business of the Governance Committee.
The Governance Committee may, in appropriate circumstances, engage external advisors and set and pay their compensation, subject to advising the Chairman of the Board thereof. The Governance Committee or its Chair shall pre-approve all services provided to the Corporation at the request of management by any compensation consultant or advisor, or any of its affiliates, retained to assist the Governance Committee in determining compensation for any of the Corporation's directors or executive officers, other than or in addition to compensation services.
The Governance Committee annually reviews its mandate and reports to the Board on its adequacy. In addition, it annually assesses both its own performance as well as that of its members.

2.	RESPONSIBILITIES
The Governance Committee has the following responsibilities:

(a)	Board of Directors

(i)	Monitoring the size and composition of the Board to ensure effective decision-making.

(ii)
Developing and reviewing the policies and procedures for selecting directors by regularly assessing the qualifications, personal qualities, business background and diversified experience needed by the Board and the Corporation's requirements.

(iii)	Identifying candidates qualified to become Board members and recommending nominees for election at the next annual meeting of shareholders.

(iv)	Assisting the Board in determining Board committee membership.

(v)	Making recommendations to the Board with respect to directors' compensation.

(vi)	Reviewing periodically the mandates of the Board and its committees.

(vii)	Developing and monitoring appropriate processes for the periodical performance assessment of the Board, Board committees, Board and committee chairs and individual directors.

(b)	Corporate Governance Matters

(i)
Reviewing corporate governance guidelines applicable to the Corporation, recommending to the Board any change(s) that should be made thereto and monitoring the disclosure of the Corporation's corporate governance practices in accordance with applicable rules, regulations and recommended practices.

(ii)
Developing for approval by the Board, monitoring and overseeing the disclosure of appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving feedback from shareholders.

D-1

(iii)
Developing for approval by the Board, monitoring and overseeing the disclosure of a Code of Ethical Conduct applicable to the Corporation's directors, its Chief Executive Officer (the "CEO"), its financial officers, and its other officers and employees.

(iv)
Reviewing the annual statement of corporate governance practices for inclusion in the Corporation's Management Proxy or Information Circular and/or Annual Information Form/Annual Report on Form 20-F, in accordance with applicable rules and regulations.

(v)	Developing and reviewing orientation and continuing education programs for directors.

(vi)
Reviewing the policies with respect to the use of privileged information and taking all reasonable measures to ensure that such policy, and the calendar for prohibition or "black-out" periods, is provided to each member of the Board and each officer of the Corporation and to ensure the appropriate communication thereof to all employees, officers and directors of the Corporation.

(c)	Senior Management

(i)	Taking all reasonable measures to ensure that appropriate processes are in place regarding succession planning for the position of CEO and other members of senior management.

(ii)
Ensuring that the CEO has put into place, and monitoring, succession planning systems and policies for management, including processes to identify, develop and retain the talent of outstanding executives.

(iii)	Assisting the CEO in the recruiting of senior management, the terms and conditions of their appointment, retirement and termination and make a recommendation to the Board.

(iv)
Annually reviewing and recommending to the Board the goals and objectives that the CEO is expected to attain, assessing the CEO in light of these goals and objectives and recommending to the Board the CEO's compensation level and package.

(v)	Reviewing the evaluation of the performance of the Corporation's senior officers and recommending to the Board their compensation.

(vi)
Reviewing the report on executive compensation for inclusion in the Corporation's Management Proxy or Information Circular as well as all other executive compensation disclosure, in order to comply as best as possible with applicable rules and regulations.

(d)	Other Human Resources Matters

(i)
Taking all reasonable measures to ensure that appropriate human resources systems and procedures, such as hiring policies, competency profiles, training policies and compensation structures are in place so that the Corporation can attract, motivate and retain the quality of personnel required to meet its business objectives.

(ii)	Maintaining an assessment and compensation philosophy that rewards the creation of shareholder value and reviewing such philosophy at least once a year and as required.

(iii)	Making recommendations to the Board with respect to incentive compensation plans, including securitybased compensation plans.

(iv)	Overseeing risk identification and management in relation to executive compensation policies and practices and reviewing disclosure in this respect.

(v)	Overseeing the selection of a benchmark group for the purposes of determining executive compensation or any element of compensation and reviewing disclosure in this respect.

Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the Governance Committee.
Adopted and approved by the Board of Directors on February 28, 2006 and amended on March 10, 2009, March 23, 2010 and March 27, 2012.

D-2

SCHEDULE E
CODE OF ETHICAL CONDUCT

Aeterna Zentaris Inc. ("Aeterna Zentaris") and all of the directors, officers and employees of Aeterna Zentaris and its subsidiaries (collectively with Aeterna Zentaris, the "Company") are committed to preserving the reputation of the Company for integrity and excellence and conducting the businesses and activities of the Company honestly and ethically and in compliance with applicable laws, rules and regulations.
Accordingly, the Board of Directors of Aeterna Zentaris has adopted this Code of Ethical Conduct, which applies to all directors, officers and employees of the Company and its subsidiaries, including, but not limited to, Aeterna Zentaris' principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. This Code of Ethical Conduct is intended to meet the requirements for a code of ethics under the Sarbanes-Oxley Act of 2002 (and the related regulations adopted by the Securities and Exchange Commission) and the applicable Marketplace Rules of The Nasdaq Stock Market, Inc.
This Code of Ethical Conduct does not summarize all of the Company's policies. You must also comply with the Company's other policies which are set forth elsewhere. In addition, this Code of Ethical Conduct reflects general principles of conduct and does not anticipate or cover in detail every topic or situation. If you have a question about anything covered in this Code of Ethical Conduct or if you are unsure about whether some action would be consistent with this Code of Ethical Conduct, you agree to ask the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company. Similarly, if you should encounter a situation in which you are unsure what to do, you agree to tell the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company and ask for help.
Policies and Practice
General Conduct - Conflicts of Interest
You should act ethically, honestly and with integrity. Your duty to act ethically, honestly and with integrity includes avoiding actual or apparent conflicts of interest between your personal, private interests and the interests of the Company, including using your position to receive improper personal benefits. This obligation applies to both business relationships and personal activities. A "conflict of interest" exists whenever your interests (financial or otherwise) interfere or conflict in any way (or even appear to interfere or conflict) with the Company's interests. A conflict of interest can arise when you take actions or have interests that may make it difficult to perform your work for the Company objectively and effectively. Conflicts of interest may also arise when you, or members of your family, receive improper personal benefits as a result of your position with the Company, regardless of from where those benefits are received.
You also owe the Company a duty to advance its legitimate interests when the opportunity to do so arises. You are prohibited from (i) taking for yourself personally opportunities that properly belong to the Company or are discovered through the use of the Company's resources, property, information or your position with the Company; (ii) using corporate property, information (confidential or otherwise) or position for personal gain; or (iii) competing with the Company. You should conduct your personal affairs so that there can be no unfavorable reflection on the Company, either express or implied.
Protection and Proper Use of Aeterna Zentaris' assets
All employees, officers and directors should protect Aeterna Zentaris' assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on Aeterna Zentaris' assets. All of Aeterna Zentaris' assets should be used only for legitimate business purposes.
Fair Dealing
Each employee, officer and director shall endeavor to deal fairly with Aeterna Zentaris' partners, suppliers, competitors and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Compliance with Laws, Rules and Regulations
In performing your duties on behalf of the Company, you must comply with all applicable governmental laws, rules and regulations, as well as the rules and regulations of any stock exchanges and quotation systems on which Aeterna Zentaris' securities are listed.
Public Disclosure - Confidentiality of Non-Public Information
As a public company, Aeterna Zentaris must provide full, fair, accurate, timely, and understandable disclosure in reports and documents that Aeterna Zentaris files with, or submits to, the Securities and Exchange Commission or other regulators and in other public communications by Aeterna Zentaris.
Consequently, the Company's books, business records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform both to applicable legal and regulatory requirements, including, if applicable, maintaining the financial and accounting records in accordance with generally accepted accounting principles, and to the Company's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation.
In addition, all employees, officers and directors of the Company are expected to comply with the Company's disclosure controls and procedures to ensure that material information relating to the Company is timely recorded, processed, summarized and reported in accordance with all applicable laws, rules and regulations. You must ensure that all information or data that you report to management is accurate and honest, and you must fully and accurately comply with all audits, requests for special record keeping or retention of documents, documents or other material from or on behalf of the Company's auditors or the Company's management.
You must also take all reasonable measures to protect the confidentiality of non-public information about the Company and its customers obtained or created in connection with your activities and prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process.
Compliance with this Code of Ethical Conduct
All employees, officers and directors of the Company, regardless of level or seniority in the Company, have a duty to review, understand and adhere strictly to the guidelines set forth in this Code of Ethical Conduct.
The Company is committed to holding all employees, officers and directors accountable for adherence to this Code of Ethical Conduct.
Duty to Report Violations of this Code of Ethical Conduct - No Retaliation
The Company recognizes that employees may be reluctant in reporting certain types of potential issues relating to violations of the Code of Ethical Conduct. It is for that reason, in addition to those enumerated above, that the Company has selected an independent third party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations of the Code of Ethical Conduct as well as financial and/or accounting irregularities or fraud.
All inquiries will be transmitted to the Chair of the Audit Committee and handled promptly and discreetly. Anonymity and confidentiality will be maintained insofar as is possible. The Company employees will not be penalized, dismissed, demoted or suspended and no retaliatory action will be taken against them for reporting or inquiring in good faith about potential breaches of the Code of Ethical Conduct, or for seeking guidance on how to handle suspected breaches.
Details, on how to access this reporting service or how to contact the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company, are available on Aeterna Zentaris' Web site at www.aezsinc.com under section Investors/Governance.
Disciplinary Actions
The Company is committed to the appropriate, prompt investigation and follow-up of any violation or suspected violation of this Code of Ethical Conduct. Reports of violations will be investigated.
As far as legally possible, violations of this Code of Ethical Conduct may result in disciplinary measures, including, depending on the individual circumstances, the level of involvement and knowledge and the severity of the violation, (i) warning and/or reprimand; (ii) demotion; or (iii) termination of employment.
In addition, violations of this Code of Ethical Conduct may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or the Company.

Waivers of any Provision of this Code of Ethical Conduct
Any request for a waiver of any provision of this Code of Ethical Conduct for a director, officer or employee of the Company must be in writing and addressed to the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company. The Board of Directors of Aeterna Zentaris must approve any waiver with respect to this Code of Ethical Conduct that involves a director or an executive officer of Aeterna Zentaris. Waivers of any provision of this Code of Ethical Conduct for an officer or employee of the Company (other than a person who is a director or executive officer of Aeterna Zentaris) may be made by the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company.
Aeterna Zentaris is required to publicly disclose any waivers granted to a director or executive officer of Aeterna Zentaris, along with the reasons for such waivers, in accordance with the provisions of the Securities Exchange Act of 1934, as amended, and the relevant rules, if any, of any stock exchanges and quotation systems on which Aeterna Zentaris' securities are listed.
Amendments to this Code of Ethical Conduct
The Board of Directors of Aeterna Zentaris may update or otherwise amend this Code of Ethical Conduct. When there are material changes, the Company will provide each director, officer and employee of the Company with an updated copy of the Code of Ethical Conduct.
Final Provision
The Senior Vice President, Administration and Legal Affairs and the Corporate Secretary of the Company agree to keep each other informed of the reception of any information or report in connection with the Code of Ethical Conduct.
Adopted and approved by the Board of Directors on March 29, 2004 and amended by the Board of Directors on November 3, 2004, December 13, 2005, March 2, 2007 and March 10, 2009.

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec, Québec, Canada T 418-652-8525 F 418-948-9191
www.aezsinc.com